EXHIBIT 99.D

DESCRIPTION OF THE REPUBLIC OF HUNGARY
DATED NOVEMBER 23, 2007

TABLE OF CONTENTS

INCORPORATION OF DOCUMENTS BY REFERENCE	2
FOREIGN EXCHANGE	2
PRESENTATION OF INFORMATION	3
THE REPUBLIC OF HUNGARY	4
General	4
Political System	5
International Relations	9
THE ECONOMY	11
Background	11
Recent Economic Performance	12
Principal Sectors of the Economy	18
PRIVATIZATION	22
Status of Privatization Efforts	22
Methods of Privatization Used	23
BALANCE OF PAYMENTS AND FOREIGN TRADE	24
Balance of Payments	24
Foreign Trade	25
Foreign Direct Investment	27
Foreign Exchange Reserves	30
MONETARY AND FINANCIAL SYSTEM	31
National Bank of Hungary	31
Foreign Exchange and Convertibility of the Forint	34
The Hungarian Banking System	34
Capital Markets	37
PUBLIC FINANCE	39
General Information	39
Methodology	39
Budget Trends	40
Central Government Budget	45
Corporate Profit Tax and Corporate Dividend Tax	49
Personal Income Tax	49
Value Added Tax	49
Registration Tax	49
Excise Duty	49
Luxury Tax	49
Solidarity Surtax	49
Other Central Government Revenues	49
Local Taxes	49
Social Security and Extra-Budgetary Funds	50
Health Care System	50
Pension System	51
Local Government Finance	52
EU Net Position	53
Medium-Term Fiscal Program and the Convergence Programme	54
HUNGARIAN DEBT	56
General Information	56
Public Debt	56
Gross External Debt	60
Relations with Multilateral Financial Institutions	63
TABLES AND SUPPLEMENTARY INFORMATION	64
External Funded Convertible Currency Debt of the NBH and the Republic	64
Internal Debt of the Republic	72
Guarantees Provided by the Republic	73

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is an exhibit to the Republic of Hungary’s Annual Report on Form 18-K under the Exchange Act of 1934 for the fiscal year ended December 31, 2006. All amendments to such Annual Report on Form 18-K/A filed by the Republic of Hungary following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

FOREIGN EXCHANGE

Except as otherwise specified, all amounts in this report are expressed in Hungarian forints (‘‘forint’’ or ‘‘HUF’’), in euro (‘‘Euro’’ or ‘‘EUR’’), and in U.S. dollars (‘‘$’’ or ‘‘USD’’). All currency conversions in this report are at the Hungarian National Bank’s (the ‘‘NBH’’) official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period. For your convenience, we have converted certain amounts from forint into USD and/or Euro at the average exchange rate for each relevant period or the exchange rate in effect on a given date.

The following table sets forth the forint/Euro exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated:

	2002	2003	2004	2005	2006
	(HUF per EUR)
Year end	235.90	262.23	245.93	252.73	252.30
Average for year	242.97	253.51	251.68	248.05	264.27

Source: NBH

The following table sets forth the forint/USD exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated:

	2002	2003	2004	2005	2006
	(HUF per USD)
Year end	225.16	207.92	180.29	213.58	191.62
Average for year	258.00	224.44	202.63	199.66	210.51

Source: NBH

On November 20, 2007, the official (middle) exchange rate was HUF 172.51 = USD 1.00, HUF 255.01 = EUR 1.00, and EUR 0.68 = USD 1.00. For information on the convertibility of the forint, see ‘‘Monetary and Financial System – Foreign Exchange and Convertibility of the Forint.’’

Totals in certain tables in this report may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this report are estimates prepared in accordance with procedures customarily used in Hungary for the reporting of data. Certain other figures are preliminary in nature. In each case, the actual figures may vary from the estimated or preliminary figures set forth in this report.

PRESENTATION OF INFORMATION

Unless otherwise indicated, all data in this report are presented for comparison purposes in accordance with the methodology of the International Monetary Fund (as set forth in the Manual on Governance Finance Statistics, IMF 1986) (‘‘GFS’’). In order to comply with its European Union (‘‘EU’’) accession obligations, the Republic has commenced producing certain data on the basis of the European System of Accounts 95 (‘‘ESA 95’’). ESA 95 methodology monitors revenues and expenditures on an accrual basis, whereas GFS methodology monitors revenues and expenditures on a cash basis. Under ESA 95, certain issued state guarantees are reclassified as government debt and increase the deficit. The definition of the general government sector is extended to include certain quasi-governmental institutions.

On March 22, 2005, the EU decided the ESA 95 deficit figures should be adjusted in certain countries (including Hungary) due to the introduction of private pension systems. In particular, the EU decided that a given ratio of revenue shortfall should be deducted from the ESA 95 budget deficit figures when measuring the Maastricht criterion related to budget deficit per gross domestic product (‘‘GDP’’) ratio. For the Republic, the EU decided that, for 2004 and 2005, 100% of the revenue shortfall should be deducted from the government budget, for 2006, 80% of the revenue shortfall should be deducted, for 2007, 60% of the revenue shortfall should be deducted, in 2008, 40% of the revenue shortfall should be deducted, and in 2009, 20% of the revenue shortfall should be deducted. Eurostat and the Republic publish budget deficit data based on ESA 95 both as adjusted for deductions for the revenue shortfall due to the introduction of private pension systems, and without such adjustment. Accordingly, in this report, (i) budget deficit data referred to as being based on ‘‘Adjusted ESA 95’’ refers to budget deficit data based on ESA 95 which has been adjusted for deductions for the revenue shortfall due to the introduction of private pension systems and (ii) budget deficit data referred to as being based on ‘‘Unadjusted ESA 95’’ refers to budget deficit data based on ESA 95 which has not been adjusted for deductions for the revenue shortfall due to the introduction of private pension systems.

On October 3, 2005, the Hungarian Central Statistical Office (‘‘CSO’’) modified the calculation methodology of the gross domestic product as measured by ESA 95. From 2005, according to the applicable EU regulations, Financial Intermediation Services Indirectly Measured (‘‘FISIM’’) is required to be calculated on a new methodology and is required to be allocated to user sectors/industries. As a result of this methodological change, the CSO revised upwards the GDP data for the years 2001, 2002, 2003 and 2004. All GDP data in this report have been calculated based on the revised methodology.

THE REPUBLIC OF HUNGARY

General

The Republic of Hungary (the ‘‘Republic’’ or ‘‘Hungary’’) lies in Central Europe and covers an area of approximately 93,000 square kilometers (‘‘km’’). Hungary is bordered by seven countries: Slovakia and Ukraine to the north, Romania to the east, Serbia and Croatia to the south, and Slovenia and Austria to the west. The Danube River crosses Hungary, connecting the country with ports on the Black Sea. Hungary has historically been a nexus of social and cultural life and a trade link between Eastern and Western Europe. Hungary’s capital is Budapest.

Currently, the population of Hungary is approximately 10.1 million. Approximately 66% of the population lives in urban areas and approximately 1.7 million live in Budapest, which is the political, administrative, cultural and commercial centre of Hungary. While approximately 97% of the population is Magyar, there are minorities of Croat, German, Roma, Romanian, Serb and Slovak ethnicity.

The following table sets forth certain information with respect to the population growth rate in the Republic for the periods indicated:

The Population of Hungary

	As of January 1,
	2002	2003	2004	2005	2006*	2007*
Population (in thousand persons)	10,175	10,142	10,117	10,098	10,077	10,066
Increase (decrease) in population (%)	(0.2)	(0.3)	(0.2)	(0.2)	(0.2)	(0.1)

Source: CSO
*	Preliminary data.

The following table sets forth the age distribution for the population of the Republic for the periods indicated:

The Age Distribution of the Population of Hungary

	As of January 1,
Age (in years)	2002	2003	2004	2005	2006*	2007*
	(Number of persons, in thousands)
0-9	1,041	1,018	998	981	968	966
10-19	1,275	1,260	1,247	1,233	1,210	1,188
20-29	1,601	1,590	1,576	1,534	1,487	1,451
30-39	1,327	1,352	1,378	1,432	1,494	1,540
40-49	1,506	1,466	1,416	1,352	1,300	1,264
50-59	1,334	1,345	1,376	1,414	1,458	1,488
60-69	1,024	1,029	1,033	1,048	1,048	1,053
70-79	772	769	766	766	761	755
80-89	258	272	285	294	309	324
90 +	38	41	42	44	42	40

Source: CSO
*	Preliminary data.

Political System

Transformation and New Constitution

Immediately after World War II, Hungary was governed by a ‘‘grand coalition’’ of Hungarian political parties. By 1948, however, all non-communist parties had been abolished with the support of the Soviet Union. The Hungarian Socialist Workers’ Party dominated all facets of government until 1990.

During the late 1980s, the political system in Hungary changed dramatically. On October 23, 1989, Hungary was proclaimed a republic and, to signify the country’s change in status to a free democratic state, Hungary’s name was changed from the ‘‘Hungarian People’s Republic’’ to the ‘‘Republic of Hungary.’’ Also in 1989, the constitution was substantially amended to its current form. Under this new constitution, Hungary instituted a multi-party democratic government, making it one of the first formerly communist countries in Central and Eastern Europe to undertake democratic reforms. Non-communist political parties were established in 1989, and in 1990 the first multi-party elections in the country since 1947 took place.

President

The President of the Republic is the head of the state, elected by Parliament for a term of five years. The President may, but need not, be elected from the members of Parliament (but cannot be both President and a member of Parliament at the same time). The President may only be re-elected once. The current President is Mr. László Sólyom, who was elected in 2005. The President’s authority is limited. Most of the actions taken by the President require the countersignature of the Prime Minister or the appropriate minister. The main powers of the President include:

•	representing the nation as head of state;

•	concluding international treaties and agreements on behalf of the Republic (agreements that are legislative in character require the prior consent of Parliament);

•	safeguarding the democratic operation of the political process;

•	acting as commander-in-chief of the armed forces;

•	setting the date for Parliamentary and local elections;

•	initiating certain measures in Parliament;

•	initiating referenda;

•	appointing and removing, among others, the President and Vice-Presidents of the NBH; and

•	granting pardons.

Government

The government of Hungary consists of the Prime Minister and other ministers forming the Cabinet (currently 14 ministers, of which two are without portfolio). The Prime Minister and the government’s program are approved by a simple majority vote of Parliament. The Prime Minister is elected for four years by Parliament upon the proposal of the President. If for some reason, such as removal through a no-confidence vote, resignation or death, the Prime Minister loses the office and the Government its mandate, a new Prime Minister will be elected by the Parliament with a mandate that expires after the next general election. The other ministers are proposed by the Prime Minister and appointed and removed by the President. The government is charged with the executive function of the Republic and proposing legislation to Parliament.

The Parliament re-elected the former Prime Minister, Mr. Ferenc Gyurcsány, on June 9, 2006. Mr. Ferenc Gyurcsány has been the Prime Minister since October 4, 2004. See ‘‘— Recent Political Developments.’’

Parliament

The single chamber Hungarian Parliament is the country’s supreme legislative body. Parliament elects the President, the Prime Minister, the members of the Constitutional Court, the President and Vice-Presidents of the State Audit Office, the President of the Supreme Court and the Attorney General.

Parliament is elected by popular vote for four-year terms. Elections are held using a combination of individual constituency voting (the candidate receiving the most votes in a particular district being elected from that district) and proportional voting (parties receiving at least 5% of the popular vote proportionally dividing a set number of seats). The Republic last held Parliamentary elections in April 2006. See ‘‘— Recent Political Developments.’’

Judiciary

The Hungarian judiciary consists of the Supreme Court, the county courts, the Metropolitan Court of Budapest and the local and labor courts. Legislation may provide for special courts to be convened for certain types of cases. Three Courts of Appeal located in Budapest, Pécs and Szeged were established with regional jurisdiction on July 1, 2003 and began their operations at that time. Two more Courts of Appeal with regional jurisdiction located in Debrecen and Györ were established in July 2004 and began their operations on January 1, 2005. The Supreme Court sets guidelines for the judicial process of every court. Resolutions of the Supreme Court concerning uniformity are binding on all courts of the Hungarian judiciary. Judges of the Republic are independent and are subordinate only to the law. Local courts have original jurisdiction. The Courts of Appeal, the county courts and the Metropolitan Court of Budapest have both appellate and original jurisdiction. The President of the Republic nominates and Parliament elects the President of the Supreme Court. The President of the Supreme Court nominates and the President of the Republic appoints the Vice-Presidents of the Supreme Court. The President of the Republic also appoints and removes professional (non-arbitration) judges. The President of the Republic may only remove professional judges for cause using procedures prescribed by law.

The Constitutional Court is separate from the regular Hungarian judiciary. It decides on the constitutionality of legislation and other actions as set forth in the Hungarian Constitution. The Constitutional Court may annul any law or legal measure that it determines to be unconstitutional. Any person may initiate proceedings in the Constitutional Court to address issues within its jurisdiction. Parliament elects the eleven members of the Constitutional Court. Justices of the Constitutional Court serve for nine-year terms.

Legislation facilitating and regulating the market economy is relatively new. Consequently, Hungarian courts are generally less experienced than their Western European counterparts in areas such as securities, banking and commercial law. Parties often refer disputes relating to such matters to the court of arbitration attached to the Hungarian Chamber of Commerce and Industry or the Permanent Court of Arbitration of Financial and Capital Markets.

Parliamentary Commissioners

Pursuant to the Data Protection and Freedom of Information Act of 1992 and the Act on the Parliamentary Commissioner of 1993, Parliament elects the Parliamentary Commissioner for Civil Rights, the Parliamentary Commissioner for Data Protection and Freedom of Information and the Parliamentary Commissioner for National and Ethnic Minorities’ Rights (such commissioners are also known as Ombudsmen). Each Ombudsman is elected for a period of six years (with the first such election having taken place in 1995) and is exclusively responsible to Parliament. The principal role of the Ombudsmen is to help defend the public’s rights vis-à-vis the public administration.

Any individual who alleges that a proceeding, decision or action (including any omission to act) of, or taken by, any administrative or governmental authority and certain other entities caused the violation of his or her rights or that such violation is imminent may apply to the Ombudsmen to help protect his or her respective rights. In addition to monitoring and supervising data protection and the freedom of information in general and exercising the competence of an Ombudsman in the relevant area, the Data Protection Commissioner’s tasks also include, most importantly, the maintenance of the Data Protection Register and providing opinions on related legislative proposals and categories of official secrets. Pursuant to the Act on State and Official Secrets of 1995, the Parliamentary Commissioner for Data Protection is also entitled to change the classification of state and official secrets.

Local Government

Hungary is divided into administrative units, which include the capital (Budapest), counties, cities/towns and villages. Local governments are autonomous, democratically manage local affairs and may set the rates of certain limited local taxes. The Hungarian Constitution grants all local authorities the same fundamental rights; however, the duties and responsibilities of local governments may differ according to national and local legislation. Local governments consist of representative bodies, whose members are elected for four-year terms. Decisions of local authorities may only be revised if they conflict with the Constitution or national legislation. Local government elections were last held in October 2006.

Recent Political Developments

The Republic held Parliamentary elections in April 2006. Nominees of the following parties gained mandates: the Hungarian Socialist Party (‘‘HSP’’), the electoral partnership comprised of Fidesz-Hungarian Civic Union (‘‘Fidesz’’), the Christian Democrats People’s Party (‘‘CDPP’’), the Alliance of Free Democrats (‘‘AFD’’) and the Hungarian Democratic Forum (‘‘HDF’’). The following table sets forth the results of the 2006 Parliamentary elections as published by the Hungarian National Election Office (the ‘‘NEO’’):

Composition of Current Parliament

	Number of seats	Share of seats (%)
AFD(1)	18	4.66
Fidesz	164	42.49
HDF	11	2.85
HSP(1)	186	48.19
HSP/AFD Joint Candidate(1)	6	1.55
Independent Representatives	1	0.26
Total	386	100.00

Source: NEO
Note:—
(1)	Member of the current ruling coalition.

No single party won a majority of the Parliamentary seats in the 2006 elections. HSP and AFD were able to form a coalition government with a combined total of 210 of the 386 Parliamentary seats. Leaders of the two coalition parties forming the new government signed a coalition agreement on May 29, 2006. The former Prime Minister, Mr. Ferenc Gyurcsány, was proposed by the President to the Parliament to be elected as the new Prime Minister. On May 30, 2006, he handed in the new government program. On June 9, 2006, the new government was formally inaugurated. The government program and the distribution of ministerial portfolios reflect a carefully negotiated coalition structure.

The next Parliamentary elections are scheduled for 2010.

Local Government Elections

The following table shows the results of the last local government elections, which were held in October 2006:

Local Government Elections Results

	Budapest	County government	Municipalities
	(percentage of total vote)
HSP – AFD	47.46	34.87	11.19
Fidesz	47.42	54.14	17.72
Other	5.12	10.99	71.09
Total	100.00	100.00	100.00

Source: NEO

As of the date of this document, the composition of the local governments has not changed substantially since the last elections held in October 2006. The next local government elections are scheduled to take place in 2010.

European Parliament Elections

The first elections of Hungarian members to the European Parliament were held on June 13, 2004. The following table shows the political affiliation of the Hungarian members of the European Parliament after the election:

Seats in European Parliament

Seats
Fidesz	12
HDF	1
HSP	9
AFD	2

Source: European Parliament

The next European Parliament elections are scheduled for 2009.

International Relations

Hungary has undertaken an active foreign policy designed to further its integration into the world community and to foster regional peace and economic development. Hungary joined the United Nations organization (the ‘‘UN’’) in 1955 and is a member of many of its specialized agencies such as UNESCO, FAO, UNIDO, WHO and WTO (as described below). In 1996, Hungary officially became a member of the Organization for Economic Co-Operation and Development (the ‘‘OECD’’), which was a decisive step towards integrating with the developed nations and obtaining full European Union (‘‘EU’’) membership. In 1999, Hungary became a full member of the North Atlantic Treaty Organization (‘‘NATO’’). Hungary maintains diplomatic relations with approximately 165 countries and is a member of a number of international organizations in addition to the UN, OECD, NATO and the EU, including the Global Environment Protection Fund, World Trade Organization (‘‘WTO’’), the International Bank for Reconstruction and Development (the ‘‘IBRD’’ or the ‘‘World Bank’’), the Organization for Security and Co-Operation in Europe, the International Monetary Fund (the ‘‘IMF’’), the Council of Europe, the International Finance Corporation (‘‘IFC’’), the Central European Free Trade Agreement (‘‘CEFTA’’), the International Development Agency, Food and Agriculture Organization (‘‘FAO’’), the World Health Organization (‘‘WHO’’), the European Bank for Reconstruction and Development (‘‘EBRD’’), the United Nations Educational Scientific and Cultural Organization (‘‘UNESCO’’), the United Nations Industrial Development Organization (‘‘UNIDO’’), the European Investment Bank (‘‘EIB’’) and the Council of Europe Development Bank (‘‘CEB’’). Hungary is also a member of the Central European Initiative, the other members of which are Austria, Italy, Slovenia, Croatia, Slovakia, Poland and the Czech Republic. The Central European Initiative mainly addresses issues of regional infrastructure development. Hungary has been a member of the Organization for Security and Co-Operation in Europe (formerly referred to as the Conference on Security and Co-Operation in Europe) since its formation in 1975 and was admitted to the Council of Europe in 1990.

European Union

Hungary joined the EU on May 1, 2004. Hungarian representatives in the European Parliament assumed the following positions: Mr. Szabolcs Fazakas (HSP) became the Chairman of the European Committee on Budgetary Control (‘‘BUDG’’), Mr. Pál Schmitt (European People’s Party-European Democrats) became the Vice-Chairman of the Committee on Culture and Sport (‘‘CULT’’), Ms. Zita Gurmai (HSP) assumed the position of Vice-Chairwoman of the Committee on Women’s Rights and Equal Opportunities (‘‘FEEM’’), and Ms. Katalin Lévai (HSP) became the Vice-Chairwoman of the Committee on Civil Liberties, Justice and Home Affairs. Furthermore, Mr. József Szájer and Ms. Magda Kósáné Kovács became Vice-Floor leaders of the European People’s Party-European Democrats and the Party of European Socialists, respectively.

Hungary is entitled to delegate one member to the European Commission. The current Hungarian delegate to the European Commission is Mr. László Kovács (HSP), acting as the Commissioner for Taxation and Customs Union.

The implementation of the Schengen System was a crucial issue in the EU accession negotiations. Hungary plans to become fully integrated into the Schengen System by the beginning of 2008. The configuration of an information network compatible with the Schengen Information System (‘‘SIS-II’’), a principal pre-condition to integration into the Schengen System, has been completed.

Alongside the development of key areas of the economy, the Republic has implemented and intends to continue implementing development programs and structural reforms to speed the convergence process with the EU. The key program was the National Development Plan, which was approved on December 19, 2002 and which addressed the allocation of EU funds from 2004 to 2006. The government published the first version of the second National Development Plan, the ‘‘New Development Plan,’’ which addressed the allocation of EU funds from 2007 to 2013. On September 7, 2007, the European Commission adopted the New Development Plan which included seven regional and eight sector programs. Overall, Hungary will derive a EUR 25 billion benefit under the New Development Plan.

The financial flows between the Republic and the EU from 2004 to 2006 are discussed under ‘‘Public Finance — EU Net Position.’’

For information about the Republic’s strategy as regards its participation in the Exchange Rate Mechanism and the adoption of the Euro, see ‘‘Public Finance — Medium-Term Fiscal Program and the Convergence Programme.’’

THE ECONOMY

Background

The Hungarian economy has undergone a radical transformation since the fall of communism in 1989. As with other post-communist countries in the region, the economy in Hungary during the last 15 years can be characterized by economic dislocation at the beginning of the 1990s, with gradual improvement as reforms were implemented. The highlights of these economic reforms and trends include:

•	an ambitious privatization program – the vast majority of Hungary’s large state-owned enterprises have already been privatized. See ‘‘Privatization’’;

•	a shift in exports from countries formerly participating in the Council for Mutual Economic Assistance (‘‘COMECON’’) to those of Western Europe and other industrialized countries. Currently, approximately three-quarters of Hungarian exports are to EU markets. See ‘‘Balance of Payments and Foreign Trade — Foreign Trade’’;

•	gross and net external debt have declined sharply since the mid-1990s, and the structure of external debt has changed. Meanwhile, the ratio of the public sector debt to GDP dropped from 72% in 1996 to 51.6% in 2001, but has increased since 2001, reaching 61.9% in 2006. See ‘‘Hungarian Debt’’;

•	GDP has generally grown at a rate which is higher than average EU growth rates, the rate adjusted for calendar day effect reached 4.0% in 2006, 2.8% in the first quarter of 2007 and 1.2% in the second quarter of 2007. See ‘‘The Economy — Recent Economic Performance — Gross Domestic Product’’;

•	inflation has decreased dramatically since the end of 1995 from 28.3% to 3.3% as of the end of 2005. By April 2006, the inflation rate diminished further to 2.3%, partly as a result of the reduction of the VAT rate. However, by March 2007, the inflation rate had increased to 9.0%, mainly as a result of the increase of the VAT rate and regulated energy prices. See ‘‘The Economy — Recent Economic Performance — Inflation’’;

•	foreign direct investment (the total amount of capital invested in Hungary from abroad) has generally increased since 1995, reaching EUR 62.0 billion as of the end of 2006. During the three-month period ended March 31, 2007, the balance of net direct investment amounted to EUR 29.8 million outflow, compared to a EUR 1,769.1 million inflow during the same period in 2006. See ‘‘Balance of Payments and Foreign Trade — Foreign Direct Investment’’; and

•	levels of the general government deficit as a percentage of GDP have fluctuated significantly since 2000. The general government deficit as a percentage of GDP decreased to 3% in 2001, and increased to 10% in 2002. This increase in 2002 was partly a result of increased government spending and the assumption of additional debt to finance certain public works projects (including certain highway projects). Between 2002 and 2005, the general government deficit based on GFS as a percentage of GDP generally decreased, reaching 4.9% of GDP in 2005, but increased to 9.3% in 2006 (based on the preliminary budget for 2006 and preliminary GDP for 2006). According to the ESA 95 methodology, the government deficit as a percentage of GDP increased in 2006 as compared to 2005, reaching 9.1% based on ESA 95.

Recent Economic Performance

The following table sets out certain macroeconomic statistics regarding the Republic for the periods indicated:

Selected Macroeconomic Statistics

	As of and for the years ended December 31,					First quarter of 2007(1)	Second quarter of 2007(1)
	2002	2003	2004	2005	2006(1)
Economic Data(2)
Nominal GDP (HUF billions)	17,180.6	18,940.7	20,717.1	22,055.1	23,752.7	5,750.8	6,354.8
Real GDP (growth in %)	4.4	4.2	4.8	4.1	3.9	2.7	1.2
Real exports (growth in %)	3.9	6.2	15.7	11.5	17.2	17.6	14.6
Real imports (growth in %)	6.8	9.3	14.1	6.9	10.4	14.9	14.1
Rate of unemployment (as of the period end (%))	5.9	5.5	6.3	7.2	7.5	7.5	7.0
Consumer prices (growth in %)	5.3	4.7	6.8	3.6	3.9	8.5	8.6 (6)
Producer prices (growth in %)	(1.8)	2.4	3.5	4.3	6.5	n/a	n/a
State Budget; Public and External Debt(3)
State budget surplus (HUF billions)(4)	(1,685.6)	(1,103.5)	(1,327.9)	(1,067.6)	(2,214.6)	(762.4)	(328.7)
as a % of GDP	(9.8)	(5.8)	(6.4)	(4.8)	(9.3)	n/a	n/a
Total revenues (HUF billions)	6,835.3	7,620.0	8,208.0	9,518.3	10,475.2	3,454.4	3,012.8
as a % of GDP	39.8	40.2	39.6	43.2	44.1	n/a	n/a
Public debt (HUF billions), unconsolidated	9,223.7	10,588.1	11,592.4	12,765.6	14,705.7	15,213.4	15,464.1
as a % of GDP	53.7	55.9	56.0	57.9	61.9	n/a	n/a
External public debt (HUF billions)	2,322.1	2,267.3	2,579.0	2,983.5	3,590.7	4,295.6	4,352.1
as a % of GDP	15.5	13.4	13.8	14.6	16.46 (5)	n/a	n/a
Balance of Payments Data(7)
Current account (USD billions)(8)	(4.6)	(6.7)	(8.6)	(7.5)	(7.3)	(1,555.8)	(2,290.5)
as a % of GDP	(7.0)	(7.9)	(8.4)	(6.8)	(6.5)	n/a	n/a
Exports (USD billions)(8)(9)	42.0	52.0	66.5	75.0	87.4	24,506.6	26,544.1
Imports (USD billions)(8)(9)	43.6	55.2	69.3	75.6	87.0	24,043.8	25,734.5
NBH’s foreign exchange reserves (USD billions)	10,393.6	12,790.8	15,963.3	18,603.0	21,589.1	22,633.8	22,837.8

Sources: Hungarian Central Statistical Office, NBH, Ministry of Finance
Notes:—
(1)	Preliminary data.
(2)	Derived from data published by the CSO.
(3)	Derived from the government budget as published by the Ministry of Finance.
(4)	Local governments are not included.
(5)	Based on the most recent projected GDP data for 2005 available as of the date of this report as provided by the Ministry of Finance.
(6)	Average data for the first half of the year.
(7)	Derived from data published by the NBH.
(8)	Calculated using the yearly average HUF/USD exchange rate.
(9)	Including goods and services.

Gross Domestic Product

The following table presents the nominal GDP at current market prices, as well as real GDP growth rates, per capita GDP and USD equivalents for the periods indicated:

Gross Domestic Product

	For the years ended December 31,					First quarter of 2007	Second quarter of 2007
	2002	2003	2004	2005	2006
	(HUF billions, except as indicated)
GDP	17,180.6	18,940.7	20,717.1	22,055.1	23,752.7	5,750.8	6,354.8
Annual real GDP growth rate (%)(1)	4.4	4.1	4.6	4.3	4.0	2.8	1.2
Per capita GDP(3)	1,688	1,868	2,048	2,184	2,357
(in HUF)	511.4	107.5	359.7	537.7	590.2	571,419.2	631,876.0
U.S.D. Equivalents:
GDP (USD billions)(2)	66.6	84.4	102.2	110.5	112.8	29.9	34.5
Per capita GDP (USD)(2)(3)	6,544.5	8,323.5	10,108.9	10,941.1	11,199.5	2,966.7	3,429.9

Source: Hungarian Central Statistical Office
Notes:—
(1)	Data adjusted for calendar day effect.
(2)	Calculated according to the average HUF/USD exchange rate of the corresponding period calculated by the NBH.
(3)	Calculated according to population as of the beginning of the corresponding period.

Although the rate of economic growth in Hungary has been declining since 2000, the rate of real GDP growth in Hungary has generally been higher than the average growth recorded in the EU as a whole. The economic growth in Hungary since 2000 has mainly been attributable to an increase in exports and, in particular for 2002 and 2003, an increase in domestic consumption. The increase in domestic consumption was mainly a result of budget expenditures and government measures (such as the increase of the minimum wage, increased mortgage subsidies and public sector wage increases). In 2004, 2005 and 2006, the growth in domestic consumption decreased, although the decrease has been offset by an increase in exports and, in 2004 and 2005, an increase in investment in Hungary generally, resulting in an increase in GDP of 4.6%, 4.3% and 4.0% for 2004, 2005 and 2006, respectively. In 2006, the dynamics of consumption were low (year-on-year growth rate reached 1.4%), and the level of investment dropped by 2.1% for 2006 compared to 2005, while export growth rates remained high (year on year growth reached 17.9% during 2006). In the first half of 2007, total consumption decreased, while gross fixed capital formation increased and exports grew at a high level.

The following table indicates the sector composition of GDP in each of the periods indicated:

Sector Composition of GDP(1)

	For the years ended December 31,					First quarter of 2007	Second quarter of 2007
	2002	2003	2004	2005	2006
	(percentage of contribution)
Agriculture, forestry and fishing	4.0	3.7	4.1	3.7	3.7	2.4	4.0
Mining and quarrying, manufacturing and electricity	21.3	21.6	21.7	21.7	22.4	25.1	22.1
– Of which manufacturing	18.5	18.9	18.9	19.0	20.0	21.5	19.9
Construction	4.5	4.1	4.2	4.2	4.1	2.9	3.7
Services, total	56.8	56.4	55.3	56.1	56.0	55.3	55.9
– Of which:
Trade, repair, hotels and restaurants	11.6	11.2	10.9	10.9	10.9	10.3	11.1
Transport, storage and communication	6.9	6.7	6.7	6.6	6.5	6.7	6.7
Financial intermediation and real estate activities	18.4	18.0	17.8	18.6	19.0	18.6	19.0
Public administration, education, health and social services	16.1	16.9	16.2	16.3	15.8	16.1	15.2
Other community, social and personal service activities	3.8	3.6	3.6	3.7	3.8	3.6	4.0
GDP, total	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: Hungarian Central Statistical Office
Note:—
(1)	Indirect taxes are not included.

Inflation

The following table illustrates the year-on-year change and the yearly average change in the Consumer Price Index (the ‘‘CPI’’) and the Producer Price Index (the ‘‘PPI’’) for each of the years indicated:

Inflation

	For years ended December 31,
	2002	2003	2004	2005	2006
	(%)
CPI (yearly average)	5.3	4.8	6.8	3.6	3.9
CPI (year-on-year)	4.8	5.7	5.5	3.3	6.5
PPI (yearly average)	(1.8)	2.4	3.5	4.3	6.5
PPI (year-on-year)	(1.3)	6.2	1.6	4.7	4.5

Source: Hungarian Central Statistical Office

Deregulation since 1990 has led to a high rate of inflation in Hungary. This rate was relatively high in the 1990s compared to rates in Western Europe due to the general phasing out of price supports and the high public sector deficit. However, the rate of inflation has generally been declining since the introduction of a new monetary regime in May 2001.

Consumer prices increased at an average annual inflation rate of 5.3% in 2002, compared to 9.2% in 2001. This reduction in inflation was mainly caused by the significant appreciation of the Hungarian forint during 2001 and 2002 and was supplemented by factors such as favorable food prices and delays to increases in regulated prices. In 2003, inflation continued to decline as compared to 2002, with consumer prices increasing at an average inflation rate of 4.8% in 2003, compared to 5.3% in 2002.

This reduction in inflation was mainly a result of the appreciation of the forint and rising food prices generally in 2003 as compared to 2002. There was a long-term deviation in the downward trend of inflation in 2004, with consumer prices increasing at an average inflation rate of 6.8% in 2004 as compared to 4.8% in 2003. This increase was primarily a result of a rise in value added tax (‘‘VAT’’) from 12% to 15% for selected goods and an increase in the excise duty levied on certain goods (including tobacco and fuel) as of January 1, 2004, which increased the effective cost of products and services, and was partially offset by lower food prices as a result of the good harvest in 2004 due to favorable weather conditions. The effect on inflation of the increases in VAT and excise duty has steadily diminished, resulting in a CPI of 3.3% in November 2005. The reduction of inflation in 2005 was also partially a result of favorable global market conditions, the relatively strong and stable forint/Euro exchange rate and lower food prices caused by the good harvest in 2004 and 2005 due to favorable weather conditions. As of January 1, 2006, the general VAT rate of 25% was reduced to 20%. This reduction of the VAT rate had a beneficial effect on retail prices in the last few months of 2005, as many retailers began lowering their prices in anticipation of the reduction in VAT in order to increase turnover and market share, and the reduction in VAT also had a positive short-term effect on inflation for 2006. In the first months of 2006 the inflation rate decreased significantly, reaching 2.3% in April 2006, but then the inflation rate increased due to higher energy and food prices as well as the depreciating HUF rate and an increase in the VAT rate, reaching 6.5% in December 2006. In the first half of 2007, the inflation rate increased significantly, reaching 9.0% in March 2007, mainly as a result of base effect and a significant increase in regulated prices. The inflation rate declined slightly since then reaching 6.7% in October 2007.

The Republic believes that rates of inflation will further decline in 2007 and 2008 when the one-off effects of the VAT increase and higher energy prices will fade away from the CPI.

Price Regulation

As of the end of 2005, approximately 80% of all prices in Hungary were unregulated. The main categories of products whose prices remain regulated are electricity, gas, purchased heating, various pharmaceutical products, meals at schools, kindergartens and nurseries, the state lottery, local and long-distance passenger transport, state-owned housing rent, various household utilities (including water and sewage charges and refuse collection services) and postal services.

In line with relevant EU Directives, the Republic intends to abolish regulated pricing schemes from the increasingly market-based energy and postal sectors. Deregulation of the energy sector began in July 2004. Almost the entire energy sector has been deregulated with the exception of the household segment which is scheduled for deregulation in 2007. In February 2006, Parliament approved a bill on the temporary regulation of prices paid by Magyar Villamos Müvek Zrt. (a state-owned energy distributor in Hungary) for energy produced by power plants. Under the current rules, deadline for deregulation of the postal services is the end of 2012.

Wages

The following table sets forth year-on-year changes in nominal and real wages for the periods indicated:

Wages

	For the years ended December 31,					First half of 2007
	2002	2003	2004	2005	2006
	(%)
Nominal net wage index	19.5	14.3	5.7	10.3	7.5	1.6
Real wage index	13.5	9.2	(1.0)	6.5	3.5	(6.4)

Source: Hungarian Central Statistical Office

Real wages grew by 14.3% in 2003 as compared to 2002. The growth in real wages in 2003 was primarily a result of an increase in the salaries of employees of the public education and health care sectors by 50% in September 2002. Real wages decreased in 2004 as compared to 2003 primarily as a result of a change in the way the customary ‘‘13th month salary’’ was paid to public employees in 2004. As a result of a government decision, the customary ‘‘13th month salary’’ for public employees for 2004 was paid in January 2005, rather than in December 2004 as in previous years. During 2005 and the first half of 2006, real wages grew significantly, but in the second half of the year the real wages index decreased. As of December 31, 2006, real wages increased by 3.5% compared to December 2005. During the first half of 2007, real wages dropped by 6.4% compared to the same period of the previous year mainly as a result of the higher tax burden and increasing inflation rate.

As with GDP growth, nominal and real wage changes have not been consistent across Hungary. Relatively stronger overall economic growth in western Hungary and a labor force that is generally reluctant to move from one part of the country to another have led to a substantial decrease in unemployment in western Hungary and disproportionately higher wage increases as compared to the rest of Hungary. Hungary’s incentive policies (mainly consisting of the promotion of investment in less developed regions, the development of the transport infrastructure and of human resources) and utilization of the Structural and Cohesion Funds of the EU are in part designed to increase employment levels in the eastern parts of the country.

Employment

The following table illustrates the general composition of employment and unemployment for each of the years indicated:

Unemployment

	For the years ended December 31,					First half of 2007
	2002	2003	2004	2005	2006
	(annual average, %)
Employed	49.9	50.6	50.5	50.5	50.9	50.8
Unemployed	3.1	3.2	3.3	3.9	4.1	4.0
Unemployment rate(1)	5.9	5.9	6.1	7.2	7.5	7.2

Source: Hungarian Central Statistical Office
Note:—
(1)	Based on the international sampling methodology pursuant to the guidelines of the International Labor Organization.

The unemployment rate in 2004 (calculated using the guidelines of the International Labor Organization) was 6.1%, which was lower than the EU average of 9% for the same period; however, it increased to 7.2% for 2005 and 7.5% for 2006 partly due to the increase in the activity rate (the number of persons registered with the government as being eligible to work). In the first half of 2007, the unemployment rate declined to 7.2%. In previous years, the activity rate was generally lower partly due to the low mobility of the workforce in Hungary. Economic development has generally not been uniform throughout Hungary since 1990, with generally a higher concentration of jobs in Budapest and the central region of Hungary. The high costs (both time and the financial burden) generally discourage potential employees from traveling to distant workplaces, while discrepancies in real estate prices and inadequate housing rental opportunities have discouraged the relocation of Hungary’s workforce. This trend has been steadily decreasing, as new infrastructure investments (in particular Hungary’s highway construction projects) have brought new investment and job opportunities to less developed regions of Hungary thereby increasing the activity rate. Further, relatively high levels of taxation have led to the formation of a relatively large ‘‘grey economy,’’ with many employers avoiding to report their activities adequately (including with respect to hiring) in order to avoid paying taxes. Labor unions have not gained any significant influence in Hungary and to date have not caused any substantial work stoppages in Hungary. Labor unions are generally stronger in the public sectors of the economy in Hungary.

The reduction of unemployment has been an important policy of the current government, and a number of steps have been taken by the current government to reduce the unemployment rate. In order to help reduce the social contributions burden of the workforce and the importance of the so-called ‘‘grey economy,’’ the monthly flat-rate health care contribution was reduced from HUF 3,450 to HUF 1,950 beginning as of November 2005. In addition, new laws were passed which took effect as of August 1, 2005 making it easier to employ part-time employees. Further, the government has introduced several initiatives aimed at helping currently unemployed workers find employment, including job-search assistance programs and adult vocational training programs. Lastly, the government has initiated the ‘‘START’’ program, which is aimed at helping first-time employees find employment. The START program provides, among other things, employers with employer contribution discounts for the hire of graduates under a certain age and certain other potential first-time employees.

The following table illustrates the general composition of employment in Hungary by major sector for each of the years indicated:

Composition of Employment by Sector

	For the years ended December 31,					First half of 2007
	2002	2003	2004	2005	2006
	(in thousands of persons)
Agriculture, hunting, forestry, fishing and related service activities	112.4	107.6	101.2	98.7	93.9	90.0
Mining and quarrying	6.1	6.0	5.4	5.2	8.8	4.8
Manufacturing	748.8	734.7	720.9	701.2	692.4	693.3
Electricity, gas and water supply	62.8	61.0	58.9	57.2	54.8	48.8
Industry total	817.7	801.8	785.3	763.6	752.2	746.9
Construction	121.4	123.7	129.5	132.9	141.4	131.3
Trade, repair of motor vehicles, and personal and household goods	303.9	313.1	336.1	341.6	350.7	355.4
Hotels and restaurants	78.2	80.1	82.1	82.7	81.6	85.8
Transport, storage and communication	227.6	223.8	223.6	222.5	220.1	216.7
Financial intermediation	52.9	53.7	54.2	56.9	60.5	66.0
Real estate, renting and business activities	163.2	174.7	198.1	212.4	219.8	235.1
Public administration and defense, compulsory social security	309.6	320.9	318.1	318.5	312.4	273.5
Education	249.2	252.9	255.5	255.2	253.5	275.3
Health and social work	214.4	222.7	225.4	220.6	216.9	214.4
Other community, social and personal service activities	75.6	77.8	80.6	82.9	86.8	87.3
National economy, total	2,726.1	2,752.8	2,789.6	2,788.6	2,789.7	2,777.6
– Of which:
Enterprise	1,879.7	1,884.6	1,919.0	1,923.7	1,934.2	1,942.4
Government	800.5	818.7	816.5	807.4	788.3	760.7

Source: Hungarian Central Statistical Office

Principal Sectors of the Economy

Industry

The following table indicates the gross production indices by industry sector for the periods indicated:

Gross Production Indices by Industry(1)

	For the years ended December 31,					First quarter of 2007	Second quarter of 2007
	2002	2003	2004	2005	2006
	(%)
Agriculture, forestry and fishing	(9.8)	0	53.4	(1.4)	(4.8)	4.8	(7.3)
Mining and quarrying, manufacturing and electricity	1.8	5.8	3.8	3.6	8.6	9.1	7.8
– Of which manufacturing	3.8	7.2	4.1	5.4	9.6	10.2	8.4
Construction	12.9	(3.6)	3.3	3.3	(3.2)	1.4	(8.3)
Services, total	5.3	4.1	2.6	4.8	3.2	0.2	(0.1)
– Of which:
Trade, repair, hotels and restaurants	5.9	5.3	3.1	5.1	2.7	2.3	(0.3)
Transport, storage and communication	2.8	3	5.5	2.9	3.3	2.6	4.4
Financial intermediation and real estate activities	7.8	4.3	3.1	7.1	5.5	1.3	2.1
Public administration, education, health and social services	3.4	4.6	1	3.1	0.8	(2.3)	(4.6)
Other community, social and personal service activities	3.1	(0.9)	0.6	3.3	3.6	(2.6)	0.9
GDP, total(2)	4.4	4.2	4.8	4.1	3.9	2.7	1.2

Source: Hungarian Central Statistical Office
Notes:—
(1)	Data unadjusted for calendar day effect.
(2)	Percentage change as compared to the same period in a previous year.

General.    For each of the last five years, more than half of total industrial production was exported. Industrial export sales increased by 14.8% in 2004, compared to 10.8% in 2003 and grew by 11.1% in 2005 and 14.4% in 2006. In the first seven months of 2007, export sales increased by 16.9% compared to the same period in 2006. Domestic sales decreased by 1.4% in 2004 compared to 2003; however, they grew by 4.0% during 2005 and 3.8% during 2006. In the first seven months of 2007, domestic sales increased by 0.6% compared to the same period in 2006. For each of the last five years, approximately two-thirds of total industrial exports have been attributable to the following two segments: manufacture of electrical and optical equipment, and manufacture of transport equipment. Both segments recorded high growth in 2006 and the first seven months of 2007, with electrical and optical equipment exports increasing by 12.9% and 19.0% and transport equipment exports by 27.0% and 18.3%, respectively.

Manufacturing.    In 2006, manufacturing output (representing approximately 90% of industrial production) grew by 10.9%, compared to 7.7% in 2005. During the first seven months of 2007, manufacturing output increased by 9.9% compared to the same period in 2006. In 2006, export sales increased by 14.1% compared to 2005 and accounted for 55% of total sales. In the first seven months of 2007, export sales of manufactured products increased by 16.3% compared to the same period in 2006.

Electrical and Optical Equipment.    In 2006, the production of electrical and optical equipment represented more than a quarter of total manufacturing production in Hungary, growing by 13.1% as compared to 2005. In 2006, export sales from the production of electrical and optical equipment accounted for approximately 40% of total manufacturing exports (representing the largest share of all manufacturing sub-segments). In 2006, exports of electrical and optical equipment increased by 12.9% compared to 2005.

During the first seven months of 2007, electrical and optical equipment production increased by 13.4% compared to the same period in 2006. An above-average demand for radio, television and communications equipment and apparatus contributed to the growth in this sub-segment.

Transport Equipment.    In 2006, the manufacture of transport equipment increased by 25.6%, principally as a result of increased exports. Export sales in this sub-segment increased by 27.0% in 2006 as compared to a growth of 13.2% in 2005. During the first seven months of 2007, the volume of transport equipment production grew by 17.7% compared to the same period in 2006. During the first seven months of 2007, the volume of transport equipment exports grew by 18.3% compared to the same period in 2006.

Energy imports grew by almost 20% in 2006 compared to 2003. The volume increased significantly in 2005, and in 2006 the volume stagnated at this high level. The export of energy is small (2.5% of all exports) although it increased by one-third compared to 2003. The price index of imported energy has increased by 82% during the last three years, and its share of total imports increased from 8% in 2003 to 11% in 2006. Between 2003 and 2005, the increasing prices were mainly attributable to higher foreign currency energy prices. In 2006, the exchange rate movement of the forint played an important role, too. In the last three years, the balance of energy trade has deteriorated by HUF 730 billion mainly as a result of price movements. The two most important energy products are oil and gas.

Oil.    The volume of crude oil and refined oil imports in 2007 increased by 4% each compared to 2006. The volume of imported crude oil reached 6.1 million tons, while that of refined oil amounted to 2.2 million tons. Crude oil imports amounted to 5 million tons each in 2003 and 2004. The volume increased above 6 million tons for the first time in 2005.

Gas.    Gas is the most important energy source. In 2006, 434 thousand terajoules of gas were imported. The imported volume in 2006 was approximately the same as in the years 2005 and 2003. The constant volume of imported gas is a consequence of declining heating needs based on favorable weather offset by the increasing demand from the growing industry sector.

Energy, gas and water supply.    In 2005, approximately 37% of Hungary’s total energy demand was supplied by domestic energy sources. Approximately 11.6% of total energy consumption was produced by coal (the majority of which was domestically produced) and approximately 68.5% of energy consumption consisted of hydrocarbon which was imported primarily from Russia.

Hungary has consistently worked to diversify its sources of energy and to build up reserves to help reduce the potential negative effects of disruptions in energy supplies. Hungary is currently maintaining a reserve of at least a 12-week supply of oil in compliance with OECD requirements.

All of Hungary’s natural gas distribution companies, six electricity distribution companies and all but two of its power generation companies have been privatized. The Ministry of the Economy and Transport is aiming to help create and maintain a competitive electricity market and to fully liberalize the sector, in accordance with EU Directives.

The following table provides certain information regarding the composition of consumption of the main energy resources in Hungary in each of the years 2002 through 2006:

Composition of Consumption of Energy Resources

	For the years ended December 31,
	2002	2003	2004	2005	2006
			(%)
Coal	12.3	12.5	13.1	10.9	11.6
Hydrocarbon	70.2	70.6	68.5	69.7	68.5
Out of which:
Crude oil and petroleum products	30.4	28.4	23.7	25.8	26.8
Natural gas	39.8	42.2	44.8	43.9	41.7
Other resources	17.5	16.9	18.1	19.4	19.9
Total	100	100	100	100	100
Out of which:
Domestic	37.4	36.3	39.0	37.1	37.2
Imports	62.6	63.7	61.0	62.9	62.8

Source: Hungarian Energy Office

Construction

In 2005, the output of the construction sector increased by 16.1% compared to 2004, mainly as a result of substantial motorway building projects undertaken in 2005. In 2006, the output of the construction industry decreased by 1.5% compared to 2005, partly as a result of base effect. The construction of buildings increased slightly by 3.8%, while civil engineering works dropped significantly by 7.3% compared to 2005. The output of the construction sector in the first half of 2007 fell by 4.0% compared to the same period in 2006, mainly as a result of substantial motorway and other public works projects under way in 2006 and a cooling in the home-building sector.

Service Industries

Gross value added by services increased by 3.2% in 2006, and stagnated in the first two quarters of 2007 (increasing by 0.2% and decreasing by 0.1% in the first and second quarters, respectively). The relatively low growth of the services industry in 2007 was primarily a result of a significant reduction in the public administration, education, health and social care sector. The decrease was caused mainly by the fiscal tightening package.

The following table sets forth the composition of the service industry per individual sub-sector for the periods indicated:

Composition of Service Industry per Sub-Sector

	For the years ended December 31,					First quarter of 2007	Second quarter of 2007
	2002	2003	2004	2005	2006
	(%)
Trade, repair, hotels and restaurants	19.8	19.8	19.8	19.4	19.5	18.7	19.9
Transport, storage and communication	12.1	11.9	12.1	11.7	11.7	12.1	11.9
Financial intermediation and real estate activities	32.2	31.9	32.2	33.2	33.9	33.6	33.9
Public administration, education, health and social services	29.4	30.0	29.4	29.1	28.3	29.1	27.1
Other community, social and personal service activities	6.5	6.4	6.5	6.6	6.7	6.5	7.1
Service, Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: Hungarian Central Statistical Office

Agriculture

In 2006, agriculture had a relatively favorable year, although the quantity of the harvested cereals decreased by 9.9% compared to 2005, but was still 6.6% higher than the average for the years 2001 through 2005. The reason was the exceptionally good harvest in 2005: the volume of harvested cereals in 2005 was the second highest in the last 15 years. Among the cereals, the average yield of maize decreased by 9.1%, and the average yield of wheat diminished by 9.8% compared to 2005. Compared to the average for the years 2001 through 2005, the average yields of wheat and maize both increased by 0.7% and 15.1%, respectively. The total harvested amount of sugar beet in 2006 decreased by 27.5%; the amount of sunflower and rape seed increased by 5.2% and 18.1%, respectively, while the amount of potatoes and alfalfa hay dropped by 12.6% and 5.7%, respectively, compared to the harvested amount in 2005.

Infrastructure

Hungary is a landlocked country and is located at the crossroads of several important transport corridors for the region. Three main road corridors (forming part of the Trans-European Network), three corridor branches and various railways and water corridors cross Hungary. With Budapest as a node, several corridors connect Hungary to the Trans-European Network. Hungary plays a central role in international transport connections for Central and Eastern Europe and for South-Eastern Europe towards the West and the East. However, compared to Western European countries, the transport network in Hungary is less developed, suffering from a shortage of river bridges, a lack of transversal connections, poor technical parameters and a low proportion of expressways.

Currently, the national road network of the Republic is approximately 30,700 km long, of which motorways account for approximately 650 km. The density of motorways in Hungary is approximately one-fourth of the EU average.

By the end of 2006, all infrastructural investments of the State Highway Management Company Limited by Shares (Állami Autópálya Kezelö Zrt., the ‘‘ÁAK Zrt.’’) were taken over by National Motorway Company Limited by Shares (Nemzeti Autópálya Zrt., the ‘‘NA Zrt.,’’ currently National Infrastructure Developing Private Company Limited (Nemzeti Infrastruktúra Fejlesztö Zrt., the ‘‘NIF Zrt.’’)). Despite the public-private partnership (‘‘PPP’’) type financing plans, all investments were financed through bank loans, the majority of which were assumed by the central budget at the end of 2006.

In 2007, the government has changed its previous plan relating to ‘‘Program Motorways’’ which was expected to be constructed by the ÁAK Zrt. using a PPP framework. The development of the road network became a state task, and the government decided to finance the construction from the central budget. Infrastructure projects will be managed by NIF Zrt., while the maintenance of motorways will be the responsibility of ÁAK Zrt. in the future. Accordingly, a new program for the development of transportation for the years 2008 through 2013 has been established which utilizes both the sources derived from the New Development Plan and the PPP framework. In 2007, all investments in the infrastructure are going to be financed from the central budget in the amount of HUF 224.0 billion.

Hungary has one international airport (Ferihegy International Airport in Budapest) that currently meets the air traffic needs of the country. In line with international trends, the traffic at Ferihegy International Airport has steadily been increasing over the last several years.

Navigation is possible along 1,600 km of the rivers in Hungary. There is commercial navigation on the Danube River and, to a very limited extent, on the Tisza River.

The telecommunications sector’s level of development, in both wireline and wireless communication, approaches the average level of other EU members. However, compared to Western European countries, the penetration rate in the area of internet connection is relatively low, the structure of the information-communications services market is not up to date and the proportion of broadband access is also relatively low.

PRIVATIZATION

Status of Privatization Efforts

Since 1990, the Republic of Hungary has privatized nearly 1,300 enterprises out of the 1,860 enterprises previously owned by the state. The Hungarian Privatization and State Holding Company (Állami Privatizációs és Vagyonkezelö Zrt., or ‘‘ÁPV Zrt.’’) manages these sales.

Most of the larger companies involved in the privatization program have already been partially or fully privatized. As of the end of 2006, only 83 companies were left for full privatization. Permanent government control is anticipated for 36 companies. The scope of property which is required to remain state-owned in the long term is defined by law as follows:

•	national public utility service providers;

•	property or companies of strategic importance for the national economy; and

•	property or companies that accomplish tasks or fulfill objectives for national defense or other special purposes.

In 2003, the government announced an ambitious privatization program aimed at selling 18 to 20 of the remaining state-owned companies. Of these, the full privatization of Postabank and Konzumbank, and the partial privatization of FHB (Land Credit and Mortgage Bank) were completed in 2003. In 2004, the partial privatization of MOL (Hungarian Oil Company) and Dunaferr (a steel company) were completed. In March 2004, the targeted sale of 25% plus one vote of Hungaropharma (a pharmaceutical company) was accomplished. The issuance of an exchangeable bond on shares of Richter (a pharmaceutical company) was also completed in 2004. In 2004, revenues of about HUF 413 billion were raised through privatizations, and HUF 209 billion were paid to the central budget as a result of the privatization program.

On March 31, 2005, the ÁPV Zrt. declared the one-stage privatization procedure of Malév Hungarian Airlines unsuccessful, and decided to commence a negotiated privatization procedure. On April 6, 2005, 14 parties had expressed an interest and offers had been submitted to the ÁPV Zrt. for the 99.95% stake in Malév Hungarian Airlines. However, the negotiated privatization procedure was terminated by ÁPV Zrt. without result in August 2005.

In April 2005, ÁPV Zrt. began the tender process for the sale of a 75% plus one share of Antenna Hungária, one of the principal radio and television broadcasting companies operating in Hungary, in a two-stage privatization tender. Swisscom Broadcast AG won the tender process, offering HUF 46.75 billion (EUR 191 million) for all shares owned by ÁPV Zrt. and Forrás Rt. in Antenna Hungária. The sale was completed on October 25, 2005.

In June 2005, ÁPV Zrt. began the tender process for the privatization of Budapest Airport Rt. (‘‘Budapest Airport’’), the operator of Ferihegy Airport, Hungary’s only international airport. The British BAA International Holdings (‘‘BAA’’) achieved the highest score in the tender process and submitted the highest financial bid. BAA offered HUF 464.5 billion (EUR 1.83 billion) as the immediate transaction price, and pursuant to the contract entered into between ÁPV Zrt. and BAA for the privatization of Budapest Airport on December 18, 2005, BAA acquired the government’s 75% minus one share stake in Budapest Airport and the right to operate it for 75 years. The transaction was settled on December 23, 2005.

On May 8, 2006, MOL exercised a call option to buy 10,898,525 of its own previously issued shares from ÁPV Zrt. worth HUF 237.2 billion and constituting approximately 10% of all the outstanding MOL shares. The purchase was settled on May 29, 2006. On December 11, 2006, ÁPV Zrt. announced that the remaining shares of the company (approximately 1.7 % of the shares of MOL) were sold with the exception of 52 shares and a golden share. 159,858 shares were sold to retail investors. Afterwards, 1,733,566 shares were sold via the Budapest Stock Exchange. As of the end of 2006, the Republic owned one ordinary share and one share with priority voting rights of MOL.

On April 25, 2007, the privatization of Malev Hungarian Airlines was successfully completed. On February 23, 2007, ÁPV Zrt. and AirBridge Zrt. entered into an agreement for the sale of the state’s 99.95% stake in Malev Hungarian Airlines. The buyer paid HUF 200 million in exchange for the shares and agreed to invest approximately HUF 26 billion in Malev Hungarian Airlines.

On August 29, 2007, ÁPV Zrt. sold 50% plus one share of FHB raising privatization revenues of HUF 66.8 billion.

Methods of Privatization Used

Hungary is unique in Central Europe in that a large majority of its privatizations utilize public tenders, with sales on a cash basis. These outright sales, often to strategic long-term investors, have been successful in bringing new management and know-how to many Hungarian enterprises.

Public offerings played an important and successful role in the privatization process, most recently, in the privatization of FHB at the end of 2003.

In recent years, the importance of compensation vouchers has decreased significantly. Compensation vouchers were the rights distributed to individual Hungarian citizens under the Compensation Act, which was designed to provide compensation for losses suffered, including the loss of property and personal freedom. These compensation vouchers entitled the holders to bid for shares in certain privatized entities. In 2003, in order to end the compensation voucher system, the government decided to offer the shares of FORRÁS Trust and Investment Company (a state-owned asset management company) in exchange for the compensation vouchers. In June and July 2003, the offering was completed, and the shares of FORRÁS Trust and Investment Company were listed on the Budapest Stock Exchange.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

The following table sets out the balance of payments of Hungary for the periods indicated:

	As of years ended December 31,					First quarter of 2007	Second quarter of 2007
	2002	2003	2004	2005	2006
	(EUR millions)
1. Goods, net	(2,203)	(2,898)	(2,453)	(1,490)	(921)	178	200
1.1 Exports	36,821	37,907	44,779	50,120	59,079	16,218	16,735
1.2 Imports	39,024	40,804	47,232	51,610	60,001	16,040	16,536
2. Services total, credit	7,820	8,123	8,770	10,287	10,549	2,487	2,961
Debit	7,233	8,075	8,533	9,233	9,281	2,312	2,560
Net	587	48	237	1,054	1,268	175	401
3. Income, credit	1,316	1,214	1,509	1,554	2,497	726	792
Debit	5,154	4,892	6,444	7,309	9,055	2,462	3,125
Net	(3,838)	(3,678)	(4,935)	(5,755)	(6,558)	(1,736)	(2,333)
4. Current transfers, net	525	595	236	178	377	196	33
4.1 General, government, net	75	118	(225)	(758)	(568)	(176)	(172)
4.2 Other sectors, net	451	477	460	935	945	372	205
I. Current account (1+2+3+4)	(4,929)	(5,933)	(6,916)	(6,013)	(5,835)	(1,187)	(1,700)
II. Capital account	202	(32)	260	713	675	54	32
III. Financial account (8+9+10)	2,605	6,297	9,596	11,671	9,054	2,553	1,999
8. Direct investment, net	2,889	424	2,741	4,395	2,767	154	(1,591)
9. Portfolio investment, net	1,976	2,932	5,838	3,520	5,330	1,930	410
10. Other investment, net	(2,260)	2,941	1,018	3,756	956	469	3,179
IV. Net errors and omissions	156	200	(1,413)	(2,462)	(2,927)	(792)	(282)
V. Overall balance (I+II+III+IV)	(1,965)	532	1,528	3,908	968	627	49
VI. International reserves	1,965	(532)	(1,528)	(3,908)	(968)	(627)	(49)

Source: NBH

Hungary has experienced a growing current account deficit from 2001 to 2004 (as a percentage of GDP), increasing from 6.0% in 2001 to 8.4% in 2004. The current account to deficit ratio has decreased since then reaching 6.8% in 2005 and 6.5% in 2006.

In 2006, the current account deficit decreased to EUR 5,835 million largely due to strong external demand caused mainly by accelerating economic growth in Europe.

In the first half of 2007, the current account deficit decreased to EUR 2.9 billion, 10.0% less than in the corresponding period of 2006.

See ‘‘— Foreign Direct Investment.’’

Foreign Trade

The following table sets forth Hungary’s trade in goods by territory for the periods indicated:

Exports

						of which
	European Union (EU-25)		Non-EU countries	Total		EU – 15	Countries joining the EU in 2004 and 2007	Asian countries	American countries
	(HUF billions)
2002	6,667.5	(1)	2,206.5	8,874.0	(1)
2003	7,827.6		1,816.1	9,643.711		7,100.3	727.2	380.3	355.4
2004	8,927.6		2,304.8	232.412		7,952.5	975.1	492.9	404.1
2005	9,496.7		2,928.8	425.515		8,135.7	1,361.0	593.0	455.8
2006	11,578.0		4,013.1	591.1		9,545.5	2,032.5	826.1	531.5
2007H1	6,566.3		1,661.8	8,228.1		5,013.4	1,552.9	391.8	232.2

Source: Hungarian Central Statistical Office
Note:—
(1)	EU-15 countries.

Year	Food, beverages, tobacco	Crude materials	Fuels, electric energy	Manufactured goods	Machinery and transport equipment	Total
	(HUF billions)
2002	601.3	177.5	145.2	2,740.1	5,209.8	8,874.0
2003	630.3	198.8	157.1	2,762.0	5,895.5	9,643.7
2004	671.8	244.6	213.0	3,088.7	7,014.3	11,232.4
2005	718.0	246.4	339.2	3,429.3	7,692.7	12,425.5
2006	857.8	296.6	387.3	4,289.8	9,759.7	15,591.1
2007H1	511.0	158.9	200.6	2,246.9	5,110.7	8,228.1

Source: Hungarian Central Statistical Office

Imports

					of which
	European Union (EU-25)		Non-EU states	Total	EU – 15	Countries joining the EU in 2004 and 2007	Asian countries	American countries
	(HUF billions)
2002	5,458.8	(1)	4,245.3	9,704.110
2003	8,140.2		2,555.2	695.412	7,216.1	924.1	1,072.6	207.6
2004	8,762.0		3,457.0	218.913	7,635.4	1,126.6	1,765.7	268.3
2005	8,961.5		4,184.1	145.516	7,637.9	1,323.6	2,207.3	302.6
2006	11,023.4		5,201.3	224.7	9,225.3	1,798.1	2,563.0	342.9
2007H1	5,973.9		2,372.0	8,345.9	4,774.0	1,199.8	1,290.2	187.0

Source: Hungarian Central Statistical Office
Note:—
(1)	EU-15 countries.

Year	Food, beverages, tobacco	Crude materials	Fuels, electric energy	Manufactured goods	Machinery and transport equipment	Total
	(HUF billion)
2002	292.4	194.2	725.7	3,445.9	5,045.8	9,704.1
2003	327.1	211.3	825.0	3,811.1	5,520.9	10,695.4
2004	448.7	226.7	886.1	4,194.0	6,463.5	12,218.9
2005	536.9	234.7	1,339.3	4,320.4	6,714.3	13,145.5
2006	643.0	276.0	1,788.8	5,191.8	8,325.2	16,224.7
2007H1	334.2	143.3	790.3	2,801.0	4,277.1	8,345.9

Source: Hungarian Central Statistical Office

Hungary’s foreign trade in goods with industrialized countries (in particular, EU countries) has increased in recent years. EU countries accounted for 74.3% and 79.8% of Hungary’s exports and 67.9% and 71.6% of imports in 2006 and the first six months of 2007, respectively.

Trade Policy

Hungary has taken a number of steps since the beginning of the 1990s to integrate its economy into world trade.

EU.    Upon accession to the EU, Hungary adopted all aspects of the Common Commercial Policy of the EU. This includes the application of the Common External Tariff, EU preferential trade agreements and regimes, WTO commitments and trade defense measures. The overall effect of these changes is that the trade regime of Hungary has become more open and transparent (for example, the average level of customs duties decreased by about 50% following the Republic’s accession to the EU, the country gained membership in the Agreement on Government Procurement, the Agreement on Trade in Civil Aircraft and the Information Technology Arrangement within the framework of the WTO). Further, by virtue of the Republic’s membership in the EU, it is also a member of the European Economic Area (‘‘EEA’’), of which Norway, Iceland, and Lichtenstein are members, in addition to the other countries that are members of the EU.

Bilateral Trade Agreements.    In addition to the multilateral trade agreements discussed above, Hungary has also entered into bilateral trade agreements with several countries, including Slovenia, Romania, Turkey, Israel, Bulgaria, Lithuania, Latvia and Estonia. Hungary has entered into trade and co-operation agreements with certain Central European countries designed to lower or eliminate trade barriers.

Foreign Direct Investment

The following table sets forth historical records of foreign direct investment (‘‘FDI’’) in Hungary and Hungarian direct investments abroad during the years indicated:

Foreign Direct Investment

	Years ended December 31,					First quarter of 2007	Second quarter of 2007
	2002	2003	2004	2005	2006
	(EUR millions)
Direct investment:
– Abroad	(295.7)	(1,463.3)	(892.1)	(1,776.9)	(2,913.1)	(565.1)	(791.0)
Equity capital and reinvested earnings	(218.9)	(1,357.6)	(822.9)	(1,932.8)	(2,604.5)	(586.0)	(721.0)
Other capital	(76.8)	(105.8)	(69.1)	155.9	(308.6)	20.9	(70.1)
– In Hungary	3,185.1	1,887.5	3,633.3	6,172.1	5,679.9	718.8	(799.7)
Equity capital and reinvested earnings	3,068.2	1,123.5	3,309.0	5,884.1	3,164.2	1,026.9	(3,043.3)
Other capital	116.9	764.0	324.3	288.0	2,515.7	(308.2)	2,243.6
Net direct investment	2,889.4	424.1	2,741.3	4,395.2	2,766.8	153.6	(1,590.8)

Source: NBH

The level of cumulative FDI reached EUR 63.7 billion in December 2006, which constitutes approximately 70% of the GDP for the year 2006. In 2003, due to the expansion abroad of major Hungarian companies, such as OTP and MOL, the FDI outflow was significantly higher compared to previous years, which explains an approximately 60% decrease in the net FDI in 2003. The remainder can be attributed to the unfavorable global investment environment, which has led to moderate investment in Hungary. In 2004, 2005 and 2006, due to the favorable global and regional investment environment, net FDI inflow was significantly higher than in 2003.

The following table sets forth certain information regarding FDI in Hungary and Hungarian direct investments abroad during the six months ended June 30, 2007 as compared to the same period in 2006:

Foreign Direct Investment

	Six months ended June 30,
	2006	2007	% change
	(EUR millions)
Direct investment, net	1,942.8	(1,437.1)	(174.0%)
Abroad, net	(853.1)	(1,356.2)	59.0%
Equity capital and reinvested earnings, net	(554.7)	(1,307.0)	135.6%
Equity capital, net	(334.9)	(1,007.2)	200.8%
Reinvested earnings, net	(219.8)	(299.8)	36.4%
Other capital, net	(298.4)	(49.2)	(83.5%)
Assets, net	(307.6)	5.4	(101.7%)
Liabilities, net	9.2	(54.5)	(695.7%)
In Hungary, net	2,795.9	(81.0)	(102.9%)
Equity capital and reinvested earnings, net	29.8	(2,016.4)	(6,871.2%)
Equity capital, net	1,136.7	(990.2)	(187.1%)
Reinvested earnings, net	(1,106.9)	(1,026.2)	(7.3%)
Other capital, net	2,766.1	1,935.4	(30.0%)
Assets, net	(376.0)	(360.2)	(4.2%)
Liabilities, net	3,142.1	2,295.6	(26.9%)

During the six-month period ended June 30, 2007, the balance of net direct investment showed an outflow of EUR 1,437.1 million as compared to the EUR 1,943 million net inflow during the same period of 2006. This decrease was primarily a result of direct investment in Hungary in the form of equity capital by foreign companies, which generated an outflow of EUR 990.2 million during the six-month period ended June 30, 2007, compared to an inflow of EUR 1,136.7 million during the same period of 2006. Reinvested earnings outflow in Hungary decreased by 7.3% during the six-month period ended June 30, 2007 as compared to the same period of 2006, reaching EUR 1,126.2 million outflow, mainly as a result of the accounting methodology for dividends. Other capital investments in Hungary decreased by 30.0% during the six-month period ended June 30, 2007 as compared to the same period of 2006, reaching EUR 1,935.4 million inflow. Direct investments abroad increased by 59.0% during the six-month period ended June 30, 2007 as compared to the same period of 2006, reaching EUR 1,356.2 million outflow. Other capital investments abroad decreased to EUR 49.2 million outflow during the six-month period ended June 30, 2007 as compared to the outflow of EUR 298.4 million during the same period of 2006. Equity and reinvested earnings investments abroad increased by 135.6% during the six-month period ended June 30, 2007 as compared to the same period of 2006.

In recent years, reinvested earnings in Hungary and foreign direct investment in the form of other capital have been relatively high, amounting to approximately two-thirds of the balance of net income on equities. Further, the increasing investment by Hungarian companies in the form of equity capital abroad has primarily been a result of certain Hungarian companies seeking to increase their footprint in the Central-Eastern European region generally. The Republic believes that its substantial investment in new highway construction is a key factor in attracting FDI into Hungary, as historically FDI has principally taken place in areas which were easily accessible. See ‘‘The Economy — Principal Sectors of the Economy — Infrastructure.’’

Foreign Direct Investment by Industry(1)

	Years ended December 31,					First half of 2007
	2002	2003	2004	2005	2006
	(EUR millions)
Agriculture, hunting and forestry	4.0	3.9	6.0	5.2	2.4	14.7
Fishing	—	—	—	—	—	—
Mining and quarrying	18.3	(15.4)	(5.7)	2.5	24.8	25.3
Manufacturing	592.2	(154.7)	(162.5)	(403.8)	126.9	39.9
Of which:
Food products, beverages and tobacco	33.8	(217.8)	190.2	41.1	18.6	11.8
Textiles and textile products	4.5	(0.1)	2.3	2.8	1.2	10.3
Leather and leather products	0.6	0.3	0.1	—	—	—
Wood and wood products	0.5	9.6	23.9	2.7	16.8	—
Paper and paper products; publishing and printing	(4.7)	43.3	2.5	41.5	(7.0)	0.2
Coke, refined petroleum products and nuclear fuel	24.3	(823.8)	(195.5)	(111.3)	396.0	(30.1)
Chemicals and chemical products	(21.5)	66.9	(311.2)	1.2	(360.2)	(169.4)
Rubber and plastic products	18.6	(1.2)	54.4	24.3	101.2	106.7
Other non-metallic mineral products	(22.8)	13.3	39.4	92.1	71.3	(11.4)
Basic metals and fabricated metal products	27.3	410.9	82.6	(4.3)	(19.3)	92.1
Machinery and equipment	133.5	45.6	28.9	20.8	44.7	—
Electrical and optical equipment	352.5	280.9	(156.5)	(537.5)	(178.2)	29.4
Transport equipment	37.5	15.4	74.1	19.1	38.3	—
Manufacturing not elsewhere classified	8.2	1.9	2.2	3.8	3.7	0.2
Electricity, gas and water supply	11.7	2.3	(3.3)	(0.1)	117.1	(22.0)
Construction	(6.7)	12.0	(36.3)	26.6	4.0	4.8
Services	262.4	(1,884.2)	719.8	2,342.5	(1,130.4)	(2,180.5)
Of which:
Wholesale and retail trade; repair of vehicles	110.4	(95.6)	246.7	271.1	429.6	(85.1)
Hotels and restaurants	(6.9)	0.5	(6.2)	(18.2)	(4.1)	17.2
Transport, storage, postal services and communications	22.9	92.4	265.7	203.9	122.2	1.7
Financial intermediation	(20.6)	240.9	41.0	(225.5)	(1,231.8)	45.2
Real estate activities and business activities	144.4	(2,120.9)	168.8	2,101.3	(454.4)	(2,181.8)
Other services	12.3	(1.4)	3.7	9.9	8.1	22.4
Not allocated economic activity	41.6	44.3	26.4	37.3	39.2	33.0
Purchase and sale of real estate, direct investment of households abroad	42.4	47.2	111.5	118.8	233.9	87.3
Total	965.9	(1,944.7)	655.7	2,129.0	(582.2)	(1,997.4)

Source: NBH
Note:—
(1)	Reinvested profits are not included.

The following table sets forth the composition of net FDI into the Republic according to the country of origin for the periods indicated:

Foreign Direct Investment by Country of Origin(1)

	For the years ended December 31,					For the six months ended June 30, 2007
	2002	2003	2004	2005	2006
	(EUR millions)
Western Europe
Belgium	41.4	50.8	94.5	(2.3)	61.1	41.2
Denmark	13.6	(2.6)	191.5	8.7	87.0	(4.3)
France	25.7	49.6	3.8	77.7	53.6	72.6
Germany	139.7	139.3	450.6	266.7	1,206.1	274.3
United Kingdom	34.7	26.8	51.0	2,456.6	(190.3)	(2,565.8)
Italy	33.1	37.9	22.8	21.0	29.9	27.7
Netherlands	479.9	16.9	429.2	(262.9)	(726.4)	59.8
Austria	33.6	304.1	(296.4)	103.5	246.0	143.8
Sweden	102.4	15.6	22.3	9.4	(0.7)	9.8
Switzerland	(70.7)	30.8	42.5	240.8	(48.9)	(18.1)
Other countries
Canada	10.9	0.4	(0.6)	1.5	(271.0)	25.7
United States	95.9	83.7	121.2	17.3	98.5	(53.7)
Japan	36.5	32.3	102.0	132.3	42.5	(5.2)
Other	(10.8)	(2,730.4)	(578.6)	(941.3)	(1,169.6)	(5.4)
Total	965.9	(1,944.7)	655.7	2,129.0	(582.2)	(1,997.4)

Source: NBH
Note:—
(1)	Reinvested profits are not included.

Foreign Exchange Reserves

The following table presents the level of Hungary’s gold and foreign exchange reserves as of the dates indicated:

Gold and Foreign Exchange Reserves

	Years ended December 31,					August 31, 2007
	2002	2003	2004	2005	2006
	(EUR millions)
International net gold reserves(1)	33	33	32	43	48	48
Foreign exchange(2)	9,887	10,108	11,671	15,678	16,349	16,805
Total	9,920	10,142	11,703	15,721	16,397	16,853

Source: NBH
Notes:—
(1)	Gold valued at London rates fixed on the relevant date.
(2)	Consists of foreign currencies, including the counterparts of swapped gold, converted at exchange rates at the dates shown.

MONETARY AND FINANCIAL SYSTEM

National Bank of Hungary

The NBH is the central bank of Hungary. Its primary objective is to use monetary instruments to achieve and maintain price stability and, without prejudice to this objective, to support the economic policy of the government. These instruments include:

•	setting the central bank base rate (the rate for the NBH’s main policy instrument, the two-week deposit facility) and the setting of rates for overnight deposit and lending facilities;

•	establishing the minimum reserve requirements for commercial banks;

•	conducting open market operations, which include sales and purchases of government securities from commercial banks and engaging in other similar transactions to regulate liquidity within the economy; and

•	determining and implementing the exchange rate policy in agreement with the government.

The NBH is a company limited by shares, with a registered capital of HUF 10 billion. 100% of the shares in the NBH are owned by the Republic, and the NBH is regulated by a special act, Act LVIII of 2001 on the National Bank of Hungary (the ‘‘National Bank Act’’). The supreme body of the NBH is the General Assembly with the Finance Minister representing the Republic as the sole shareholder. The Monetary Council is the highest monetary policy decision-making body of the NBH. The Monetary Council holds meetings at least once every two weeks, and makes the most important decisions concerning the general activities of the NBH, including the setting of the official interest rate.

On December 20, 2004, Mr. Ferenc Mádl, the President of the Republic at the time, signed a bill on the amendment of Act No. LVIII of 2001 on the National Bank of Hungary (the ‘‘Bill of Amendment’’). Most importantly, the amendment increased the number of Monetary Council members from a minimum of seven and maximum of nine members to a minimum of nine and maximum of eleven members. According to the Bill of Amendment, only the Governor and one of the Deputy Governors of the NBH can become a member of the Monetary Council (formerly, applicable law prescribed three Deputy Governors in the Monetary Council; according to the Bill of Amendment all three Deputy Governors in office at the time of the enactment of the Bill of Amendment are to remain in the Monetary Council until the end of their respective mandates). For the remaining positions in the Monetary Council, the Prime Minister can nominate up to five members, and the Governor with the consent of the Prime Minister nominates the remaining members. Pursuant to the Bill of Amendment, the Prime Minister nominated four new members. Therefore, the number of members of the Monetary Council, upon approval of the President, temporarily increased to 13. However, after the termination of the mandates of two Deputy Governors in the Monetary Council, and the appointment of the Vice-President of the Monetary Council the number of members dropped to 12 in July 2007.

On December 21, 2006, the NBH decided to issue two-week bonds instead of accepting two-week deposits. According to the evaluation of the NBH, the measure has no effect on the conduct of monetary policy. The reason for the change was to enhance the development of the financial sector and the liquidity management of the banks.

Monetary Policy

As set forth in Hungarian law, the NBH is responsible for achieving and maintaining price stability. In June 2001, the Monetary Council decided to conduct its monetary policy within the framework of inflation targeting, which is supplemented by an exchange rate regime using a wide fluctuation band. See ‘‘— Exchange Rate Policy.’’ The inflation targets were 4.5% for the end of 2002, 3.5% for the end of 2003, 3.5% for the end of 2004, 4% for the end of 2005, 3.5% for the end of 2006 and 3% for each year following 2006. The NBH tolerates a deviation of plus or minus 1% from the inflation targets.

The main monetary policy instrument used by the NBH to keep the rate of inflation within the target band is its two-week deposit facility. The NBH periodically accepts unlimited two-week deposits at the central bank base rate (i.e., the main official interest rate). Furthermore, the NBH reduces the volatility of overnight interest rates by maintaining an interest rate band around the central bank base rate. The width of the band is plus or minus 1% (the active overnight repo rate is 1% above and the passive overnight depo rate is 1% below the official rate).

The following table sets forth indicative interest rates of the NBH as of the dates shown:

Selected Interest Rates

	As of years ended December 31,					As of October 31, 2007
	2002	2003	2004	2005	2006
NBH base rate(1)	8.50	12.50	9.50	6.00	8.00	7.50	(1)
Real rate(2)	3.5	6.4	3.8	2.6	1.4	0.7(3)

Sources: Central Statistical Office, NBH
Notes:—
(1)	Two-week rate.
(2)	The real rate is calculated as follows: (1 + central bank base rate)/(1 + year-on-year inflation rate as of year-end) − 1, where interest rates are expressed as decimal numbers.
(3)	Calculated according to the latest available (October 2007) CPI data.

The NBH raised interest rates several times during 2003 to 12.5% in an effort to help prevent the forint from depreciating against the Euro. Beginning in March 2004, the NBH began reducing the central bank base rate gradually as market confidence began improving. In view of these favorable signs, the NBH has cut interest rates cautiously since March 2004. The central bank rate stood at 6.0% at the end of 2005. Since June 2006, the NBH started raising the base rate gradually, due to higher inflation risks. The central bank base rate stood at 8.00% as of December 31, 2006. As inflation prospects improved in the summer of 2007, the NBH started to reduce the central bank base rate. On November 20, 2007, the base rate stood at 7.50%.

Primarily as a result of the past depreciation of the forint, the increase in VAT in 2004 and the ongoing fiscal deficit, the NBH anticipated that the inflation target for 2004 (3.5%, plus or minus 1%) would not be achieved and abandoned its inflation target. The NBH has therefore started to focus its inflation rate targeting primarily on 2005, for which the target rate was 4% (plus or minus 1%). The inflation target rate for 2006 was 3.5% plus or minus 1%. The 12-month inflation rate for 2006 was 6.5%, and thus the NBH missed the targeted rate mainly as a result of the recently announced new fiscal policy. The government and the central bank set an inflation target of 3% plus or minus 1% for 2007 and the following years. The NBH estimated that the direct inflationary effects of the fiscal measures will be an increase in inflation of 3% for the year 2007 and 1% for the year 2008. According to the latest Report on Inflation, published in August 2007, there is a high probability of not achieving the 2007 and 2008 inflation targets mainly as a result of the recently announced new fiscal policy, increasing global oil prices and rising food prices caused by a poor expected harvest based on unfavorable weather conditions during 2007. In the Report on Inflation, the NBH estimated 2009 year-end inflation to be slightly below the 3% long-term inflation target rate. The 12-month inflation rate in October 2007 was 6.7%.

Since 2001, the NBH has also reformed the minimum reserves system. The required reserve ratio was reduced from 17% in 1995 to 5% in August 2002. The cut in the effective reserve ratio was intended to contribute to the narrowing of the spread between deposit and lending rates. In parallel with the reduction of the minimum reserves ratio, the NBH gradually increased the interest rate paid on the reserves. Since May 1, 2004 (the date of the Republic’s accession to the EU), the reserves carry an interest rate equal to the central bank base rate. This increase in interest on reserves was instituted with a view to increasing the profitability of the banks and to help eliminate the indirect taxation of banks in accordance with the European Bank’s guidelines.

The NBH does not use money supply targets as an instrument of monetary policy. The money supply flexibly adjusts to the money demand, which is indirectly influenced by the monetary policy. Increases in monetary aggregates are slowing due to the decrease in the rate of inflation.

The following table provides information about the composition of the money supply as of the dates indicated:

Money Supply

	As of years ended December 31,					As of July 31, 2007
	2002	2003	2004	2005	2006
	(HUF billions)
M1	3,648	4,028	4,169	5,189	5,833	5,689
Quasi-money(1)	3,895	4,548	5,258	5,464	6,080	6,192
M2(2)	7,543	8,575	9,427	10,653	11,913	11,881
Securities of financial institutions	304	214	381	578	872	1,263
M3	7,847	8,789	9,808	11,231	12,785	13,144

Source: NBH
Notes:—
(1)	Quasi-money = fixed term forint deposits + all foreign currency deposits.
(2)	M2 = M1 + quasi-money.

Exchange Rate Policy

According to the National Bank Act, the NBH and the government jointly determine the framework of the exchange rate regime. The NBH then decides on the exchange rate policy issues within that framework. As a result of a joint decision in May 2001, the forint was ‘‘pegged’’ to the Euro such that the exchange rate was permitted to shift against the Euro in either direction by up to 15% against the central parity, which was set to HUF 276.1/Euro in May 2001. In combination with the adoption of the inflation targeting framework in June 2001, these policies were consistent with the primary objective of the NBH of achieving and maintaining price stability. These changes allowed the NBH greater flexibility to resume an anti-inflationary policy.

During 2001 and 2002, the NBH kept the central bank base rate high in order to reduce inflation to the target level. This led to a gradual appreciation of the forint against the Euro during the year from HUF 245/Euro at the start of the year to HUF 236/Euro by December 31, 2002.

In early 2003, strong portfolio inflows pushed the forint to the upper band limit of HUF 234.7/Euro. In order to help maintain the target HUF/EUR exchange rate band, the NBH intervened in the foreign exchange market by selling forint and cut interest rates on January 15 and 16, 2003 in aggregate by 200 basis points. The rate cutting was accompanied by the widening of the overnight interest rate band to 3% in order to stem the flow of short-term speculative money into Hungary. Subsequently, the forint fluctuated to around HUF 245/Euro until June 2003.

In June 2003, the government and the NBH decided to shift the central parity by 2.26% to HUF 282.3/Euro. This unexpected measure, and the growing uncertainty regarding Hungarian monetary conditions, caused a depreciation in the forint of roughly 10% to HUF 265/Euro in June 2003, prompting the NBH to raise interest rates in defense of the Hungarian currency by a total of 300 basis points, a level higher than that in effect at the beginning of 2003.

This increase stabilized the forint below the HUF 260/Euro level until the end of November 2003, when it again weakened sharply. In order to support the forint and defend its medium term inflation target, the NBH increased the central bank base rate by another 300 basis points, up to 12.5% at the end of November 2003. As a result of this action and the gradual improvement in fiscal prospects, the forint strengthened significantly and has traded around the HUF 250/Euro level. As a result of the stable HUF/Euro exchange rate, the NBH reduced interest rates cautiously in 2004 and 2005 without causing significant depreciation of the forint. Since June 2006, the NBH raised the base rate gradually from 6.00% due to higher inflation risks. The NBH increased the central bank base rate to 8.00% on October 25, 2006, where it remained as of December 31, 2006. In the summer of 2007, the inflation rate started to decrease and the NBH decreased the central bank base rate to 7.75% on June 26, 2007. The central bank base rate stood at 7.50% as of November 20, 2007. See ‘‘— Monetary Policy.’’ The HUF/Euro exchange rate as of November 20, 2007 was HUF 255.01 per EUR 1.00.

Foreign Exchange and Convertibility of the Forint

Since 1996, Hungarian foreign exchange regulations have been consistent with the convertibility standards of Article VIII of the IMF and with the regulations of the OECD.

Since January 1998, Hungarian residents have been able to purchase shares and debt instruments with a maturity of at least one year issued by all OECD-based issuers, and non-residents have been able to issue such instruments denominated in foreign currency in the Hungarian securities market. Since January 1998, Hungarian companies and individuals have also been able to receive foreign exchange denominated loans with a maturity of more than one year (with certain reporting obligations) and have been able to take out foreign exchange denominated loans with a maturity of less than one year, with approval from the NBH.

In accordance with the continuing liberalization of restrictions on capital movements in recent years, the forint has been fully convertible since June 2001, both in terms of current transactions and capital transactions. All principal restrictions relating to foreign investment have been removed: non-residents have unrestricted access to Hungarian short-term securities, HUF-denominated accounts and the onshore derivatives market, and residents have unrestricted access to offshore financial services and short-term foreign securities. Certain minor restrictions have remained, the principal objectives of which are the prevention of money laundering. The full convertibility of the forint meets all current EU requirements.

The Hungarian Banking System

In April 2000, the supervisory agencies for commercial banks, investment activities, pension funds and insurance activities were integrated under one single agency – the Hungarian Financial Supervisory Authority (in Hungarian: Pénzügyi Szervezetek Állami Felügyelete). However, there are separate legislative regimes for banking, insurance, pension funds and investment services. Currently, the laws for insurance, banking and pension funds are well established and generally comply with all applicable EU directives and regulations.

Since 1991, Hungary’s banking system has been subject to a regulatory and supervisory framework based on principles and guidelines of the BIS. Act CXII of 1996 on Credit Institutions and Financial Enterprises (the ‘‘Credit Institutions Act’’), in effect since January 1, 1997, endeavors to facilitate harmonization of the Hungarian banking system with EU uniform banking standards.

Supervision of the Hungarian Banking System

Supervision of banking activities in Hungary has improved as the banking system has developed. NBH supervisory responsibilities have largely been transferred to the Hungarian Financial Supervisory Authority from the NBH, with the NBH retaining a more limited supervisory role.

Role of the NBH

While the NBH has no legal obligation to support Hungary’s credit institutions, the NBH may serve as a lender of last resort to credit institutions that encounter temporary liquidity difficulties.

Role of the Hungarian Financial Supervisory Authority

Other than credit institutions having their seat in an EU Member State (which are regulated by their respective home supervisory authority), all financial institutions operating in Hungary are required to procure a license from the Hungarian Financial Supervisory Authority before they may establish themselves, commence operations, establish a representative office or a subsidiary abroad, elect its management, acquire shares of a non-resident entity representing a qualifying holding (10%) or terminate its operations.

The Hungarian Financial Supervisory Authority is responsible for verifying compliance by credit institutions operating in Hungary with the Credit Institutions Act and applicable banking regulations. The Hungarian Financial Supervisory Authority is entitled to impose various sanctions on credit institutions, including issuing warnings of non-compliance, withdrawing licenses, instituting liquidation proceedings and imposing fines on credit institutions and the managers of such credit institutions.

Banking Regulations

The government or the Finance Minister (and not the Hungarian Financial Supervisory Authority) has the power to issue regulatory decrees. Act CXX of 2001 on the Capital Markets (the ‘‘Capital Markets Act’’) and the Credit Institutions Act set forth matters upon which the government or the Finance Minister may issue such regulatory decrees.

The Credit Institutions Act requires Hungarian credit institutions to maintain a solvency ratio of 8%. Pursuant to its authority under the Credit Institutions Act, the Finance Minister has issued a decree on the calculation of the solvency ratio. The decree adopts BIS standards prescribing how the ratio of a bank’s regulatory capital and risk-weighted assets (on- and off-balance sheet items) must be calculated. In addition, the Finance Minister has issued decrees requiring credit institutions to create provisions based both on the quality of their assets (which include loans, investments and off-balance sheet items) and on certain foreign country risks present in their assets.

Portfolio risk provisions are calculated by categorizing the assets of a credit institution into the following categories: standard, watch, sub-standard, doubtful and bad. Assets are placed in the categories based on the performance of the asset and the financial condition of the debtor. Provisions are made based on the asset category: 0% for standard assets; 0% to less than or equal to 10% for watch assets; greater than 10% to less than or equal to 30% for sub-standard assets; greater than 30% to less than or equal to 70% for doubtful assets; and greater than 70% to 100% for bad assets.

The value of any collateral, including real estate, held against an asset may be used to offset the need to make provisions. The decree requiring provisions does not provide guidelines on the extent to which collateral may be used for this purpose. Individual banks are required to create their own guidelines, which are to be approved annually by their auditors.

Country risk provisions are determined using a table which sets forth the amount of provisions required based on the nationalities of the debtors in a credit institution’s portfolio. The country risk decree also requires credit institutions to set absolute limits on the proportion of the relevant credit institution’s total assets which may be from a particular country.

Hungary has harmonized its guidelines on capital adequacy requirements for investment firms and commercial banks with EU Council Directive 93/6/EEC on the capital adequacy of investment firms and credit institutions. The adaptation of EU Directive 2006/48 and EU Directive 2006/49 (Basel II) was still ongoing at the end of 2006.

Structure of the Hungarian Banking System

The Credit Institutions Act provides for three types of credit institutions:

•	banks (credit institutions that may provide the full range of financial services);

•	specialized credit institutions (credit institutions that provide special activities, for example, mortgage banks or the Hungarian Development Bank Ltd. (the ‘‘MFB’’)); and

•	co-operative credit institutions (credit co-operatives and savings co-operatives).

Only credit institutions are entitled to collect deposits from the public and provide money transmission services. In addition, banks are entitled to provide the full range of financial services listed in the Credit Institutions Act, including making loans, issuing guarantees, trading foreign currencies, issuing bank cards and providing depository services. Banks may also engage in, for their own account or for the accounts of customers, trading in government and corporate securities, and derivatives, and may also provide investment services. The total assets of the credit institutions amounted to HUF 21,981.0 billion as of June 30, 2007.

The following table illustrates certain trends in the Hungarian banking system for the periods indicated:

Banking System — Selected Indicators

	2002	2003	2004	2005	2006	July 31, 2007
	(% change, year-on-year)
Domestic credit	15.7	21.0	14.1	16.3	18.5	10.3
Credits to enterprises	5.8	19.8	13.3	14.2	13.7	7.2
Credits to households	65.8	60.6	27.2	26.4	25.5	21.2
Broad money (M3)	9.3	12.0	11.6	14.5	13.8	7.7

Source: NBH

Specialized credit institutions are limited with respect to the scope of services they may provide and with respect to the types of clients to which they may provide such services. Specialized credit institutions in Hungary include housing savings associations and mortgage banks. There are two special state-owned institutions: the MFB and the Hungarian Eximbank.

Cooperative institutions may only provide limited types of financial services, primarily the taking of deposits and the making of small loans. As of June 30, 2007, Hungarian cooperative institutions held aggregate total assets of HUF 1,404.5 billion.

In addition to the credit institutions discussed above, several other financial entities play an important role in strengthening the Hungarian banking and financial sectors. These entities include:

•	the National Deposit Insurance Fund, which credit institutions are required to join, insures deposits up to HUF 6 million per depository, but does not cover the deposits of the government or certain other entities;

•	the Credit Guarantee Corporation, which guarantees loans to small and medium-sized businesses;

•	the National Savings Cooperatives Institutions Protection Fund, which is a voluntary consortium of cooperative institutions designed to further such institutions’ mutual interests; and

•	the Hungarian Export Credit Insurance Corporation, which provides insurance for export credits and exchange rate risks.

Ownership Structure of the Banking Sector

Following the dynamic growth of foreign share ownership in the banking sector in the second half of the 1990s, the proportion of registered capital held by foreign investors stabilized in 2002. In 2005, approximately 80% of the total equity capital of the Hungarian banking sector (excluding the MFB and the Hungarian Eximbank which were owned by the Hungarian state) was held by non-residents.

The only banks (other than the NBH) in which the Republic now holds controling interests are the MFB (Hungarian Development Bank) and the Hungarian Eximbank. The Republic has also retained a golden share in OTP Bank (the ‘‘OTP’’), which grants the Republic as holder certain special shareholder rights. For example, there can be no shareholder quorum without the presence of the Republic as holder of the golden share and decisions regarding changes in the registered capital of the bank, the merger, dissolution, transformation or liquidation of the bank, the transfer or encumbrance of rights necessary for the operation of the bank and the appointment or removal of directors and supervisory directors of the bank, who represent the Republic as holder of the golden share, can only be made with the consent of the Republic as holder of the golden share. In compliance with the EU Directive on the liberty of the capital markets, it has been proposed that the Hungarian state’s special ownership rights, as given to it by its golden share in OTP, should be abolished, with the golden shares being transformed into common shares. A bill on the transformation of the golden share in OTP into regular shares was brought before Parliament in 2004 and is currently under consideration.

Capital Markets

During the course of its transition to a market economy, Hungary attached great importance to the development of a sound capital market in order to promote economic development and to finance Hungarian enterprises. The Capital Markets Act regulates the offering and trading of securities (including government securities) and the institutional framework of the Hungarian capital market (including stock exchanges, investment funds and clearing houses). State control and supervision of the capital markets was delegated to the Hungarian Financial Supervisory Authority. In line with the trend in other international markets generally, Hungary has moved towards a universal financial system when regulating the relationship between investment and banking services. Banks with proper authorization may carry on investment and financial services activities within the same organizational frameworks, thereby offering universal banking services. At the end of 2006, regulation of the capital markets in Hungary was substantially in compliance with applicable EU regulations and guidelines.

Stock Exchange

The Budapest Stock Exchange (the ‘‘BSE’’) opened in 1990, and is a self-governing and self-regulating organization which selects its own governing bodies and officials, adopts its own regulations, defines its operating rules and fixes the fees charged for its services.

In February 2004, the BSE and the Budapest Commodity Exchange (the ‘‘BCE’’) agreed to integrate their respective activities. The integration was completed in November 2005, and all exchange products formerly traded on the BCE and all members of the BCE have been transferred to the BSE.

In May 2004, a majority stake in the BSE was acquired by a financial consortium led by HVB Bank Hungary. This consortium had the following composition as of August 31, 2007: (i) UniCredit Bank Hungary Zrt., 25.2%; (ii) Wiener Börse, 12.5%; (iii) Raiffeisen Zentralbank, 6.4%; (iv) Österreichische Kontrollbank, 12.5%; and (v) Erste Bank der Österreichischen Sparkassen, 6.4%. The acquisition of a majority stake in the BSE by the consortium has generally been viewed as a positive step towards greater cooperation between the BSE and the other stock exchanges in the Central European region.

The following table sets forth selected indicators relating to the BSE at the end of and for the periods indicated:

	As of and for the period ending
	2002	2003	2004	2005(1)	2006(2)
Total spot turnover values (in USD millions)	7,195	10,313	14,545	25,614	32,734
Equities	5,894	8,595	12,880	24,128	30,880
Government bonds	754	695	525	401	617
Corporate bonds	256	316	509	613	681
Bonds of international institutions	3	1	—	—	—
Mortgage bonds	84	474	430	376	369
T-Bills	190	208	193	86	158
Investment funds	2	4	4	7	23
Compensation notes	14	20	4	1	6
Total number of transactions	741,703	718,377	790,916	1,119,909	1,483,551
Equities	730,822	702,701	775,144	1,104,246	1,464,913
Government bonds	816	1,131	638	281	391
Corporate bonds	1,793	2,690	8,486	11,129	11,501
Bonds of international institutions	11	13	—	—	—
Mortgage bonds	365	1,036	1,929	2,034	2,680
T-Bills	216	435	185	96	103
Investment funds	1,134	1,348	1,165	1,253	2,186
Compensation notes	6,546	9,023	3,369	870	1,777
Average number of daily transactions	2,967	2,851	3,164	4,427	5,887
Average daily turnover (in USD millions)	29	41	58	101	130
Average value per transaction (in USD thousands)	10	14	18	23	22
Number of trading days	250	252	250	253	252
Total futures turnover (in USD millions)	3,347	6,530	10,894	23,695	30,659
Budapest Stock Exchange Index ‘‘BUX’’	960	1,480	2,167	5,218	7,253
Currencies	301	1,870	3,932	10,643	14,416
Shares	2,086	3,180	4,791	7,831	8,977
Interest rates	0	0	4	3	12
Number of transactions	132,873	157,868	176,073	283,301	426,896
Total options turnover (in USD millions)	1,040	812	64	257	1,330
Equity options	1,040	812	4	6	5
Index options	0	0	0	0	13
Currency options	—	—	60	251	1,312
Number of trades (thousand)	19	12	49	270	1,079
Average exchange rate HUF/USD(3)	231.41	215.17	202.63	199.66	210.51

Source: Budapest Stock Exchange
Notes:—
(1)	USD values calculated based on EUR values of the Budapest Stock Exchange and the yearly average EUR/HUF and USD/HUF foreign exchange rates calculated by the NBH.
(2)	USD values calculated based on HUF values of the Budapest Stock Exchange and the yearly average USD/HUF foreign exchange rates calculated by the NBH.
(3)	Exchange rate used by the Budapest Stock Exchange for calculating USD values expressed in this table.

PUBLIC FINANCE

General Information

The public finance sector in Hungary consists of the central government budget, social security funds (pension and health funds), extra-budgetary funds and local government budgets, which together are referred to as the general government budget.

Methodology

The fiscal year for the government is the calendar year. The general government budget data are compiled by the Ministry of Finance in several stages. In the fall of each calendar year, the Ministry of Finance compiles the first preliminary budget (called the ‘‘planned budget’’) for the following calendar year in accordance with the budget act approved by Parliament for such year. For instance, the Ministry of Finance compiled the planned budget for 2006 in the fall of 2005 based on the budget act for 2006 approved by Parliament in the fall of 2005. During the course of a given financial year, as additional information is obtained for a given financial year, the Ministry of Finance revises the planned budget in accordance with such additional information (such budget as revised is called the ‘‘expected budget’’). For example, during 2006, the expected data led to the creation of an expected budget for 2006.

In January of each given calendar year, the Ministry of Finance compiles the first version of the general government budget for the previous year. For instance, in January 2006, the Ministry of Finance compiled the first version of the general government budget for the year 2005. This budget (compiled according to data available in January) is called the ‘‘preliminary budget.’’ During the course of the year, the Ministry of Finance collects additional information concerning the revenues and expenditures related to the previous year. In light of this additional information, the Ministry of Finance revises the preliminary budget (compiled in January) and compiles the second version of the general government budget for the previous year. For instance, in May 2006, the Ministry of Finance compiled the second version of the general government budget for the year 2005. This budget (compiled according to data available in May of a given calendar year) is called the ‘‘fact budget.’’ The main reason for the differences between the preliminary and fact budgets is the uncertainty of the exact amounts of revenues and expenditures of the central governmental institutions, as balance sheets of these institutions are not compiled until May of a given calendar year. The Ministry of Finance is obliged to compile the final account by the end of August of a given calendar year using the fact budget. For instance, the final account for the year 2005 was compiled at the end of August 2006 based on the fact budget. The final account is submitted to Parliament, and Parliament approves the final account with a simple majority vote. However, the final account submitted to Parliament may differ from the final account approved by Parliament due to amendments. After the final account is approved by Parliament, the Ministry of Finance compiles the third version of the general government budget for the previous year, known as the ‘‘final budget.’’ For instance, in November 2006, the Ministry of Finance compiled the final budget for the year 2005.

The information included in this document with respect to the budget for 2006 was derived from the fact budget for 2006 as calculated by the Ministry of Finance using data available in May 2007.

Budget Trends

The following table sets forth the main fiscal trends in Hungary for the years indicated:

Budget Trends(1)

	General government balance – consolidated(1)
	2002	2003	2004	2005 Final	2006 Planned		2006 Fact
	(HUF billions)
GFS method
Revenues	6,835.3	7,620.0	8,208.0	9,518.3	9,420.8		10,475.2
Privatization receipts	11.6	9.0	10.9	16.1	12.0		15.5
Revenues (excluding privatization receipts)	6,823.7	7,611.0	8,197.1	9,502.2	9,408.8		10,459.7
Expenditures	8,509.3	8,714.5	9,525.0	10,569.8	11,001.4		12,674.3
Balance (excluding privatization receipts)	(1,685.6)	(1,103.5)	(1,327.9)	(1,067.6)	(1,592.6)		(2,214.6)
Balance in % of GDP	(10.0)	(5.9)	(6.5)	(4.9)	(6.8	)(2)	(9.4	)(2)
General government balance – consolidated
ESA method
Revenues	7,276.9	7,941.6	8,792.7	9,293.7	9,689.5		10,302.9
Expenditures	8,811.6	9,306.8	10,129.1	11,009.4	11,107.2		12,466.7
Balance	(1,534.8)	(1,365.2)	(1,336.4)	(1,715.7)	(1,417.7)		(2,163.8)
Balance in % of GDP	(8.9)	(7.2)	(6.5)	(7.8)	(6.1	)(2)	(9.2	)(2)

Source: Hungarian Central Statistical Office and Ministry of Finance
Notes:—
(1)	For methodological remarks on planned, expected, preliminary and fact budgets, see ‘‘Public Finance — General Information — Methodology.’’
(2)	With projected GDP.

According to fact data available in May 2007, the general government deficit (including local governments) amounted to HUF 2,214.6 billion (9.4% of GDP) according to GFS methodology for the year 2006. The general government deficit for the year 2006 according to ESA methodology (local governments included) reached HUF 2,163.8 billion, equaling 9.2% of the GDP for the year 2006.

The government submitted the general government budget proposal for the year 2006 to Parliament on September 30, 2005. On October 20, 2005, the Ministry of Finance revised upwards the expected general government deficit for the year 2006 as calculated using ESA 95 methodology from 4.7% of GDP to 5.2% of GDP (local governments and pension reform correction effect included) as a result of a change in the accounting methodology used in recording the payments for Gripen fighters to be purchased by the Republic. Pursuant to GFS, the annual lease cost of the Gripen fighters is booked annually following their delivery to the Republic whereas, under ESA 95, the cost of the Gripen fighters is booked only at delivery for their full purchase price.

On March 14, 2006, the Finance Minister, Mr. János Veres, announced that, according to ESA methodology, the general government deficit is expected to increase by 0.3% of GDP in 2006 and by 0.2% of GDP in 2007 from the planned general government budget for 2006 as a result of Eurostat’s decision on March 9, 2006, regarding the accounting methodology required to be used under ESA for the Republic’s purchase of Gripen fighters. According to the revised methodology dictated by Eurostat’s decision, the lease of Gripen fighters by the Republic is to be reclassified as a purchase using ESA methodology, and the full purchase price of the Gripen fighters is required to be booked in the budget at the time they are put at the disposal of the Republic.

On June 9, 2006, after the inauguration of the new government, a new framework was announced, which included a wide range of fiscal adjustment measures affecting both the expenditures and revenues of the budget for the period from 2006 to 2008.

The legislative proposals underlying the changes in specific taxes and social security contributions were submitted to Parliament; their adoption took place on July 10, 2006. In the meantime, the government had already approved a number of measures concerning the reorganization of public administration, including a reduction in the number of ministries and the number of staff performing administrative tasks. The government is also developing proposals for thorough reform of the public sector, including health, education and local governments.

The first estimates suggested that the fiscal adjustment in 2006 would be roughly HUF 350 billion (1.5% of GDP), which would be implemented during the last four months of the year, thus the annualized impact was expected to be approximately three times this figure. With the implementation of the new measures, the government deficit would be approximately 8% of GDP. According to estimates of the Ministry of Finance, the announced measures would reduce the general government deficit for the year 2007 by 4.5% of GDP.

The main specific measures listed in the framework described above and the timing of their implementation are summarized in the following table.

Description of measures	Date of implementation
11 ministries instead of the current 14, 50% reduction in the executive staff of ministries and 20% reduction in civil servants, new governmental districts	2006 onwards
Restructuring of institutions of the central government: regional reshuffling of 192 county institutions (Police, Transport Supervisory Authority, State Tax Authority (APEH), etc.), mergers of 119 institutions, abolition of 32 institutions	2006 onwards
More effective local government system: setting up of regional municipalities instead of the current county-based system	2006 onwards
Obligatory partnership of towns forming a joint service provision in specific public services (e.g., education)	2006 onwards
Joint administrative services for towns with less than 1,000 inhabitants	2006 onwards
5% cut in the operational costs of local governments	2006 onwards
Reduction in headcount and compensation of members of local governments	2006 onwards
Immediate measures: freezing of appropriations for central budgetary institutions and chapter-managed appropriations, including the excessive drug expenditures	June 2006
Cut in gas price subsidies	August 2006
VAT: 15% rate increases to 20%	September 1, 2006
Excises on tobacco: 5.7% increase from September 1, 2006; 2.7% increase from April 1, 2007; 2.7% increase from September 1, 2007 Excises on alcoholic products: 7% increase	September 1, 2006
Introduction of tax on interest income and capital gain (20%)	September 1, 2006
Increase in tax on benefits in kind (44%-54%)	September 1, 2006
Introduction of a solidarity tax on personal incomes exceeding HUF 6 million (4%), a solidarity tax on pre-tax profits (4%) and a special tax on the financial sector	September 1, 2006
Increase in the minimum contributions paid by self-employed (base will be twice the minimum wage)	September 2006

Description of measures	Date of implementation
Pensioners in employment will pay health contributions (10% from September 1, 2006 and 16% from January 1, 2007)	September 2006, January 2007
Increase in the health contributions paid by employees, 2% from September 1, 2006, additional 1% from January 1, 2007; 0.5% increase in contributions to the Employment Fund; employed pensioners also subject to health contribution payments on benefits in kind	September 1, 2006
Increase in simplified entrepreneurial tax rate (abbreviation in Hungarian: EVA) (15%-25%)	October 1, 2006
Withdrawal of the envisaged reduction of contributions paid by employers and maintaining the lump-sum health contribution (EHO) paid by employers	November 2006
New regulation on tax base and rates for tax on vehicles, increase in fees on the sale/purchase of vehicles	2007
Properties owned abroad for tax avoidance purposes can be transferred home by paying a one-off duty of 10%	2007
More effective actions against tax evasions: merger of Police and Hungarian Customs and Finance Guard	2007
Nominal freeze of public sector wages for two years	2007-2008
Introduction of a tax on unjustifiably high cash balance of companies (20%)	January 1, 2007
Introduction of a minimum compulsory corporate income tax (10% up to HUF 5 billion, 16% above)	January 1, 2007
Reduction in tax allowances	January 1, 2007
Inclusion of pensions in the tax base (pensions will not be taxed, but additional income earned by pensioners will be taxed at a higher effective tax rate)	January 1, 2007
Introduction of a value-based property (real estate) tax	2008

Certain measures of the package have been referred to the Constitutional Court, which may annul them when a measure is found to be unconstitutional. In some cases the Constitutional Court has already ruled a certain measure as constitutional (e.g., tax on interest income and capital gain), while in other cases the Constitutional Court ruled a measure as unconstitutional (e.g., introduction of a tax on unjustifiably high cash balance of companies). There are cases, however, where the Constitutional Court has not decided yet.

On June 15, 2006, Standard & Poor’s lowered its long-term sovereign credit ratings of the Republic from ‘‘A−’’ to ‘‘BBB+’’ due to the country’s continued fiscal deterioration. The short-term rating and the outlook remained ‘‘A-2’’ and negative, respectively.

On June 20, 2006, the Ministry of Finance announced that, according to GFS methodology, the general government deficit (local governments excluded) was expected to increase by HUF 222.8 billion in 2006 and reach HUF 1,768.6 billion (equaling 7.6% of projected GDP for the year 2006). The local government deficit was expected to increase by HUF 120 billion in 2006.

On July 10, 2006, the Parliament approved three bills incorporating the new taxation measures of the government. The measures approved included increasing certain tax rates (e.g., excise duties, EVA, VAT, and contribution to social securities systems) and the introduction of new taxes (e.g., solidarity tax, tax on interest and capital gains). On July 17, 2006, Mr. László Sólyom, the president of the Republic of Hungary signed the bills approved by the Parliament.

On July 25, 2006, the Ministry of Finance revised upwards the expected ESA general government deficit for the years 2006, 2007 and 2008 due to a methodological change in the accounting rules for expenditures in relation to motorways built in certain PPP (public-private partnership) projects. The

ESA general government deficit to GDP ratio is expected to exceed previous projections by 0.6% for the year 2006, by 0.9% for the year 2007 and by 0.1% for the year 2008.

On September 1, 2006, the government compiled the revised update of the Convergence Programme and published and sent it to the European Commission and the ECOFIN Council for approval. The Convergence Programme contemplates a two-stage process in achieving the middle-term fiscal aims of the government. In the first period, from 2006 to 2009, the main task is to achieve long-term stability with the lowest possible losses in terms of economic performance. During this period, the government plans to reduce the general government deficit significantly with deficit contracting measures and reforms, to reduce the growth of the debt to GDP ratio and then to reduce the debt rate, to reduce the external imbalances of the Republic and to reduce the current account deficit. According to the government’s estimate, the GDP growth rate will temporarily shrink to 2% to 3% for the years 2007 and 2008, while the GDP growth rate for 2009 will rebound to approximately 4% as experienced in previous years. The government projects declining households’ real income for the year 2007.

In the second period, from 2009 to 2011, the main task is to start long-term improvement of the economic performance and living conditions of the Republic. During this second period, the government plans to strengthen macroeconomic stability and to reduce the general government deficit and indebtedness further by reform. During both periods, reforms in public administration, health care, the education system, pensions and the price subsidy system are to be implemented; these factors are aimed at securing the lasting macroeconomic stability needed for the real convergence of the Republic.

The following table sets forth the projections of the revised update of the Convergence Programme concerning the main macroeconomic indicators of Hungary.

	2006	2007	2008	2009	2010	2011
	Growth rate (%)
GDP	4.1	2.2	2.6	4.1	4.2-4.5	app. 4.5
Domestic use	2.0	(0.2)	0.5	3.1	app. 3.5	3.5-4.0
Of which
Households’ consumption	2.4	(0.9)	0.0	1.5	2.5-3.0	app. 3.0
Investment	6.6	2.1	3.7	7.0	5.0-6.0	5.0-6.0
Export	12.0	10.9	9.9	9.4	8-10	8-10
Import	9.5	8.5	8.0	8.8	7-9	7-9
Real income	1.9	(1.7)	0.1	2.5	3.0-3.5	app. 3.5
Employment	0.3	0.0	0.3	0.7	0.7-1.0	app. 1.0
Consumer price index	3.5	6.2	3.3	3.0	2.5-3.0	2.5-3.0
	In % of GDP
Current account deficit	7.9	5.9	4.4	3.6	app. 3.0	app. 2.0
Net external financing need	7.1	4.2	2.2	1.4	0.5-1.0	app. 0.0
Tax income	36.9	38.8	39.0	38.6	38-38.5	37.5-38
General government budget revenues	42.4	44.2	44.8	45.4	44-45	43.5-44.5
General government budget expenditures	52.5	51.0	49.1	48.6	47-48	46-47
EU transfers	1.5	1.6	2.1	3.2	3.0-3.5	3.0-3.5
General government deficit according to ESA methodology	10.1	6.8	4.3	3.2	2.7	2.2
Gross government debt according to ESA methodology	68.5	71.3	72.3	70.4	68-69	65-67

Source: Ministry of Finance

The revised update of the Convergence Programme contains detailed and concrete structural measures to underline the general government deficit reduction plan outlined in the Convergence Programme. The measures include reforms in the fields of public administration, the health care system, the pension system, the education system, price subsidies and the tax system.

On September 20, 2006, following political demonstrations in Hungary, Fitch Ratings changed its foreign currency and local currency sovereign credit ratings outlook of the Republic of Hungary from ‘‘stable’’ to ‘‘negative.’’ The current ratings were affirmed.

On September 22, 2006, Moody’s Investors Service placed the Republic of Hungary’s local and foreign currency government bond ratings and foreign currency bank deposit ceiling rating, each currently at A1, on review for possible downgrade.

In the fall of 2006, the Hungarian Central Statistical Office modified the calculation methodology of the GDP. From 2005, according to the applicable EU regulations, certain activities formerly not included in GDP because they are classified as illegal activities (e.g., drug production and prostitution) have to be calculated and have to be included in GDP. Therefore, the Hungarian Central Statistical Office revised upwards the GDP data for the years 2000, 2001, 2002, 2003, 2004, 2005 and 2006 due to this methodological change.

On October 4, 2006, the JCR credit rating agency changed the foreign currency government bond rating of the Republic from ‘‘A’’ to ‘‘A−’’.

On October 10, 2006, the ECOFIN approved the revised update of the Convergence Programme of Hungary. The ECOFIN obligated the government to report on the development of the measures described in the revised update of the Convergence Programme and indicated that the EU may freeze EU funds in case the government does not fulfill its obligations.

On October 31, 2006, the Ministry of Finance announced that the general government deficit according to GFS methodology (excluding local governments) is expected to reach HUF 2,055.5 billion (equaling 9% of GDP), higher than the previously projected figure. The main reason for the difference is that the Ministry of Finance decided to take over the debt of NA Zrt. amounting to HUF 352 billion in 2006, instead of in 2007, as planned originally. This measure does not affect the general government deficit according to ESA methodology.

On December 1, 2006, the government approved an updated version of the Convergence Programme. The main difference between the latest update and the previous one is the revised economic forecast and the more detailed description of the fiscal measures. According to the 2006 December updated version of the Convergence Programme, the general government deficit to GDP ratio according to ESA methodology is expected to reach 6.8% in 2007, 4.3% in 2008, 3.2% in 2009, 2.7% in 2010 and 2.2 % in 2011, and the general government debt to GDP ratio according to ESA methodology is expected to reach 70.1% in 2007, 71.3% in 2008, 69.3% in 2009, 67.5% in 2010 and 65-66 % in 2011.

On December 5, 2006, the Parliament approved the general government budget deficit for the year 2007. The general government deficit (excluding local governments) according to GFS methodology is planned to reach HUF 1,684.0 billion equaling 6.9% of projected GDP for the year 2007. The general government deficit (excluding local governments) according to ESA methodology is planned to reach 6.8% of projected GDP for the year 2007. Subsequently, on December 21, 2006, the Parliament approved the budget for the year 2007.

On December 21, 2006, Standard & Poor’s changed the long-term foreign currency debt outlook from ‘‘Negative’’ to ‘‘Stable,’’ the rating remained ‘‘BBB+’’.

On December 22, 2006, Moody’s changed the long-term foreign and local currency debt rating from ‘‘A1’’ to ‘‘A2’’; the outlook is ‘‘Stable’’.

On January 9, 2007, the Ministry of Finance published the preliminary general government deficit (local governments excluded) for the year 2006 according to GFS methodology. The deficit reached HUF 2,033.8 billion equaling 8.7% of GDP for the year 2006.

On April 23, 2007, the CSO and Eurostat revised the general government deficit data according to ESA methodology. According to the revised data, the general government deficit for the year 2005 according to ESA methodology (local governments included and private pension funds correction excluded) reached HUF 1,715.7 billion equaling 7.8% of the GDP for the year 2005. The general government deficit for the year 2006 according to ESA methodology (local governments included) reached HUF 2,163.8 billion equaling 9.2% of the GDP for the year 2006.

On July 9, 2007, the Ministry of Finance published the preliminary general government deficit (local governments excluded) for the first half of 2007 according to GFS methodology. The deficit reached HUF 1,006.6 billion equaling 4.0% of the estimated GDP for the year 2007.

On November 5, 2007, Fitch Ratings changed its foreign currency and local currency sovereign credit ratings outlook of the Republic of Hungary from ‘‘negative’’ to ‘‘stable’’. The current ratings were affirmed.

Central Government Budget

The following table sets forth information concerning central government revenues and expenditures for the years 2001 to 2004, the final budget for 2005 and the fact budget for 2006:

Central Government Revenues and Expenditures(1)

	Revenues and expenditures of the central budget
	2002 Final	2003 Final	2004 Final	2005 Final	2006 Planned	2006 Fact
	(HUF billions)
Revenues
Payments of Economic Units
Corporate taxes (including financial institutions)	396.6	413.7	448.7	465.6	492.0	555.0
DPTT(2)	14.7	17.8	19.7	23.8	28.7	33.6
Customs and import duties	125.7	131.3	39.3	9.4	7.4	9.1
Gambling tax	38.8	49.2	60.4	66.4	70.7	71.5
Eco tax	0.0	0.0	17.4	15.9	21.0	18.1
Simplified business tax	0.0	31.0	67.0	91.4	106.9	143.1
Other central payments	68.7	78.2	126.4	165.1	105.1	140.4
Other payments	22.2	22.1	23.6	21.2	24.0	35.2
Total	666.6	743.2	802.6	858.8	855.8	1,005.9
Taxes on Consumption
Value Added Tax	1,304.9	1,699.6	1,727.7	1,785.3	1,791.0	1,832.0
Excises	590.5	656.3	716.2	739.0	768.1	849.2
Total	1,895.4	2,355.9	2,443.9	2,524.3	2,559.1	2,681.2
Payments of Households
Gross PIT revenues	1,274.5	1,314.4	1,360.4	1,437.7	1,569.1	1,579.8
PIT revenues of central budget	940.6	909.0	904.6	997.8	1,095.4	1,119.1
Tax payments	7.1	7.0	5.8	3.4	3.5	7.3
Fees	68.5	90.2	100.1	111.8	102.0	111.1
Total	1,016.2	1,006.2	1,010.5	1,113.0	1,200.9	1,237.4
Central Budgetary Institutions and Chapter-Administered Appropriations
Revenue of the central budgetary institutions	0.0	545.2	612.4	688.7	567.4	832.5
Own revenues of chapter-administered professional appropriations	0.0	56.7	86.4	124.8	58.0	133.2

	Revenues and expenditures of the central budget
	2002 Final	2003 Final	2004 Final	2005 Final	2006 Planned	2006 Fact
	(HUF billions)
EU support of chapter-administered professional appropriations	0.0	0.0	49.1	195.3	308.7	302.2
EU support of central investments	0.0	3.6	0.5	0.7	0.0	0.0
Total	583.9	605.5	748.5	1,009.5	934.0	1,267.9
Payments of central budgetary institutions	15.4	34.9	35.7	57.9	18.9	110.5
Payments of local governments	5.5	7.1	10.4	15.3	6.5	15.6
Payments of extra-budgetary funds	56.4	49.4	67.9	81.3	82.0	82.0
Revenues of international transactions	4.6	28.5	16.0	6.4	4.5	8.6
Payments related to state property	7.0	23.9	68.2	454.2	241.5	33.0
Road tolls	0.0	0.0	0.0	0.0	0.0	0.0
Motorways	0.0	0.0	0.0	177.8	0.0	0.0
Other revenues	8.7	7.8	10.9	39.9	4.3	20.7
Revenues related to debt service	6.5	1.8	1.8	1.3	0.5	1.0
Lump sum cash flow facility from EU	0.0	0.0	42.8	8.4	8.0	7.8
Payments of NBH	23.3	0.0	0.0	0.0	0.0	0.0
Interest revenues	67.8	73.9	74.0	108.6	49.7	77.6
Total revenues	4,357.3	4,938.2	5,333.1	6,456.7	5,965.7	6,549.2
Expenditures
Subsidies to economic units	99.0	110.2	122.7	113.1	95.3	124.0
Support to the media	17.6	48.4	43.2	45.9	46.5	46.6
From which
Support to the Broadcasting Fund	0.0	20.4	0.0	0.0	0.0	0.0
Consumer price subsidy	99.0	104.9	103.8	117.7	126.4	117.9
Housing grants	72.3	137.2	204.0	232.6	216.0	223.5
Family benefits, social subsidies
Family benefits	254.9	314.8	307.8	326.3	476.2	471.0
Income supplement benefits	113.8	123.0	133.7	141.1	148.0	147.6
Other specific subsidies	20.5	24.0	23.3	25.7	25.3	27.4
Total	389.2	461.8	464.8	493.1	649.4	646.0
Central budgetary institutions and chapter-administered appropriations
Expenditures of central budgetary institutions	0.0	1,847.3	1,927.5	2,038.5	1,821.0	2,280.1
Chapter-administered professional appropriations	0.0	956.9	1,099.5	1,248.6	1,334.4	1,565.4
Central investment	146.4	87.9	63.9	49.0	28.9	51.1
Chapter balance reserve	0.0	0.0	0.0	0.0	0.0	0.0
Total	2,731.7	2,892.1	3,090.9	3,336.1	3,184.2	3,896.5
Support to political parties and other civil organizations	3.1	2.7	3.7	3.7	5.1	5.1
Transfer to Social Security funds	383.9	301.9	335.9	422.4	777.4	890.6
Transfer to local governments
Direct transfer from the budget	620.5	749.4	769.0	881.4	815.6	867.1
Transfer from EU	0.0	0.0	0.0	17.4	97.7	30.0
Yielded PIT revenues	0.0	405.4	455.8	439.9	473.7	460.7
Total	620.5	1,154.9	1,224.7	1,321.3	1,289.3	1,357.9

	Revenues and expenditures of the central budget
	2002 Final	2003 Final	2004 Final	2005 Final	2006 Planned	2006 Fact
	(HUF billions)
Transfer to extra-budgetary funds	0.0	2.6	15.9	20.4	18.5	19.2
Expenditures of international transactions	1.6	1.5	7.7	7.6	7.8	8.0
Debt service related expenditures	9.2	9.8	10.8	11.1	12.9	13.2
Other expenditures	17.9	19.3	20.2	34.3	17.8	53.2
General reserves	0.0	0.0	0.0	0.0	37.9	0.0
Special reserves	0.0	0.0	0.0	0.0	5.0	0.0
Safety reserve	0.0	0.0	0.0	0.0	0.0	0.0
Extraordinary expenditures	649.6	14.3	47.1	181.2	434.5	433.4
Transfer to NBH	0.0	0.0	0.0	0.0	0.1	0.0
Government guarantees redeemed	3.4	12.4	2.7	13.9	7.0	10.8
Contribution to EU budget	0.0	0.0	119.7	186.6	217.0	185.6
Expenditures related to the NBH	0.0	0.0	0.0	0.0	0.0	0.0
Interest payments	728.8	802.3	875.5	903.3	822.4	970.0
Total expenditures	5,826.9	5,670.6	6,237.6	7,004.5	7,496.5	8,510.8

Source: Ministry of Finance
Notes:—
(1)	For methodological remarks on planned, expected, preliminary, fact, and final budgets see ‘‘Public Finance — General Information — Methodology.’’
(2)	Mine rents.
Central Government Budget Process

The Ministry of Finance prepares the central government budget on a calendar year basis for the government, which submits it to Parliament for consideration and ultimate approval. The annual central government budget for each coming year is supposed to be approved prior to the beginning of the relevant year. If Parliament does not approve the budget by such time, the government is obliged to propose a bill on an interim central government budget without delay. If the bill on the interim central government budget is not approved by Parliament either, the government is entitled to collect revenues due to the central government budget in accordance with the laws then in force and to make expenditures in line with the central government budget for the preceding calendar year.

Within eight months following the end of each calendar year, the final accounts for the preceding year are compiled by the government and are submitted to Parliament for final approval.

The major components of revenue under the central government budget comprise taxes imposed on consumption (including VAT), enterprise taxes and taxes on households (primarily personal income taxes). The major expenditure items of the central government budget comprise debt service and transfers to the social security funds, budgetary institutions, local governments and extra-budgetary funds.

Roles of the Ministry of Finance, the Hungarian State Treasury and the Government Debt Management Agency

The Ministry of Finance is responsible for supplying information to support decision-making of the government and for coordinating issues falling within the government’s scope of authority in relation to public finances. Specific responsibilities include the preparation of the bill on the final accounts of the central government and the central government budget, which is presented to Parliament each calendar year.

The Ministry of Finance is required to ensure the execution of the central budget, the solvency of the central government, the financing of the central government and the registration of government debt guarantees, including loans granted and claims of the central government. These tasks are executed through the Treasury and debt and liquidity management tasks are carried out by Államadósság Kezelö Központ Zártkörüen Muködo Részvénytársaság, a special government debt management agency (the ‘‘Government Debt Management Agency Private Company Limited by Shares’’ or ‘‘GDMA Pte Ltd.’’).

The Treasury was established on January 1, 1996 as a central budgetary organization. The legal and professional supervision of the Treasury is performed by the Ministry of Finance. Within its budget execution responsibilities, the Treasury’s main task is the management of budget appropriations and government cash flows and the determination of the daily financing needs of the central government. The management of budget appropriations includes the registration of annual appropriations, the monitoring of their changes and the right to authorize payments from appropriated amounts.

The cash management duties of the Treasury include account management for the budgetary institutions, which, in accordance with the Act on Public Finances, are obliged to keep their accounts with the Treasury. The Treasury administers the Single Treasury Account, which is the cash account of the Treasury held at the NBH.

The Treasury’s responsibilities also include the provision of funds for public investments, the transfer of contributions and subsidies to municipalities, and the management and collection of loans and other claims of the central government.

The government’s borrowing needs are financed by the Government Debt Management Agency Private Company Limited by Shares. The Finance Minister established the Government Debt Management Agency Private Company Limited by Shares in order to concentrate debt management functions into one organization. Accordingly, the Government Debt Management Agency Private Company Limited by Shares manages, renews and records the forint and foreign exchange debt of the central government and, pursuant to the amendment of the Public Financing Act of 2003, manages the liquidity of the Single Treasury Account. In the context of liquidity management, the Government Debt Management Agency Private Company Limited by Shares introduced new secondary market operations (such as repurchase transactions on the domestic securities market).

In the domestic market, the responsibilities of the Government Debt Management Agency Private Company Limited by Shares include the administration of auctions and subscriptions, and the development of the institutional framework and the structure of government securities markets. Further, the Government Debt Management Agency Private Company Limited by Shares provides easily accessible, up-to-date information on the government securities markets and on the financing of the Republic’s borrowing needs in order to encourage transparency and openness. With respect to foreign debt management, the Government Debt Management Agency Private Company Limited by Shares acts in the name of the Republic of Hungary in raising funds, manages the foreign exchange debt of the central government, ensures promptness and accuracy in respect of debt service payments and effects hedging transactions to reduce risks.

Taxation

The current Hungarian taxation system was introduced in 1988. The most important elements of the Hungarian tax system are corporate profit tax, personal income tax, value added tax, excise duty and local taxes.

Hungarian tax law distinguishes between domestic and foreign taxpayers. The tax liability of a domestic taxpayer extends to income originating from both Hungary and abroad, while the tax liability of a non-Hungarian taxpayer is restricted to its Hungarian source of income as defined by the respective Hungarian tax law and is also generally affected by the applicable double taxation treaty. Hungary has entered into a double taxation treaty with more than 60 countries, including almost all of the OECD countries. Of the OECD countries, Hungary does not have a double taxation treaty with New Zealand and Mexico.

Hungary, like many developing countries, has a substantial ‘‘shadow’’ economy, which is able to avoid paying taxes. Recent improvements to this situation are demonstrated by increases in tax receipts that have outpaced GDP growth. Further improvement is expected as larger companies and multinational enterprises assume a greater role in the Hungarian economy.

The Hungarian tax system has undergone moderate changes in recent years in an effort to improve competitiveness and to harmonize the Hungarian tax system with EU standards. Most recently, personal income tax was reduced, and the highest rate of VAT was reduced to 20% from 25% (each with effect as of January 1, 2006).

Corporate Profit Tax and Corporate Dividend Tax

The corporate tax rate on profits is generally 16%, although taxpayers may take advantage of certain tax preferences. Dividend distributions to domestic entities and companies resident outside Hungary are generally exempt from Hungarian dividend tax. Dividends received by an entity resident in an EU member state can be exempted from dividend tax. A foreign entity receiving interest and royalties from a local source is not subject to withholding tax.

Personal Income Tax

Hungary has a two-tier graduated personal income tax rate structure with rates of 18% and 36%. Effective as of January 1, 2006 the second tier was reduced to 36% from 38%.

Value Added Tax

Effective as of January 1, 2006, the standard VAT rate was decreased from 25% to 20%. A reduced VAT rate of 5% applies to certain items considered to be of social importance (such as medicine and books). The current Hungarian VAT system is fully harmonized with all relevant applicable EU Directives.

Registration Tax

Registration tax has been levied on the registration of cars since February 2004; however, in line with a recent decision of the European Parliament, this tax will be abolished gradually within 10 years.

Excise Duty

An excise duty is levied on the manufacturing, importing, warehousing, storage and distribution of mineral oils, alcoholic products, beer, wine, champagne, intermediary alcohol products and tobacco products.

Luxury Tax

As from January 1, 2006, the government introduced a tax imposed on the purchase of expensive residential buildings with a value in excess of HUF 100 million.

Solidarity Surtax

This surtax being 4% has been payable by natural persons and entities which are the subject of corporate tax as from September 1, 2006 on and above a certain income.

Other Central Government Revenues

Customs duties are imposed on goods imported from outside the European Union in accordance with the European Union customs code. The central government levies duties on the acquisition of real estate, cars and certain other products and also on certain administrative procedures.

Local Taxes

Local taxes vary between municipalities. Local governments are permitted to assess local business tax and various property taxes.

Social Security and Extra-Budgetary Funds

The social security funds consist of two funds: the pension fund and the health fund. The following table sets forth the revenues and expenditures for social security and certain extra-budgetary funds:

Social Security and Extra-Budgetary Funds, Revenues and Expenditures(1)

	As of years ended December 31,
	2002	2003	2004	2005 Final	2006 Planned	2006 Fact	2007 Planned
	(HUF billions)
Health Fund:
Revenues	1,024.6	1,025.4	1,100.1	1,204.6	1,504.0	1,567.5	1,637.7
Expenditures	1,111.2	1,335.4	1,443.8	1,579.9	1,535.9	1,678.9	1,665.2
Surplus (deficit)	(86.7)	(310.0)	(343.7)	(375.3)	(31.8)	(111.4)	(27.5)
Pension Fund:
Revenues	1,391.7	1,501.1	1,626.8	1,822.5	1,995.7	2,093.8	2,564.7
Expenditures	1,405.9	1,540.1	1,707.0	1,916.0	1,995.7	2,113.4	2,564.7
Surplus (deficit)	(14.2)	(39.0)	(80.2)	(93.5)	0.0	(19.6)	0.0
Extra-Budgetary Funds(2):
Revenues	233.8	244.6	304.7	341.6	371.3	391.9	428.6
Expenditures	232.4	226.0	276.8	311.2	354.3	342.0	412.7
Surplus (deficit)	1.4	18.5	27.9	30.4	17.0	49.9	16.0

Source: Ministry of Finance
Notes:—
(1)	For methodological remarks on planned, expected, preliminary, fact, and final budgets, see ‘‘Public Finance — General Information — Methodology.’’
(2)	Currently, these funds consist of the Central Nuclear Fund, the Labor Market Fund, the Research and Technology Innovation Fund and the Wesselényi Miklós’ Flood and Inland Waters Compensation Fund.

The contribution of the central government to the social security funds was HUF 220.5 billion in 2001, HUF 383.9 billion in 2002, HUF 301.9 billion in 2003, and HUF 335.9 billion in 2004, and is expected to total HUF 421.4 billion in 2005 and amounted to HUF 890.6 billion in 2006 according to fact data.

Social Security System

Before the fall of communism in 1989, social security in Hungary was based on the principle of solidarity and risk sharing. The provision of social, health and pension benefits through collection and reallocation was carried out by the Hungarian state. Since the change of the political and economic system, self-provision has been playing an increasingly important role in Hungary’s social security system. Currently, Hungarian citizens may influence their respective future social benefit through the amounts paid to an individual account. In any event, the Hungarian state provides social security benefits for those incapable of self-provision.

Health Care System

Health services are provided to help people stay healthy and to help those who have fallen ill to recover within the shortest possible period of time or, if this is not possible, to maintain the highest possible quality of life for as long as possible. Health care provision is governed by the principle of gradual approach, where a patient is to be treated and where the requirements are adequately met by the available resources, and should be referred to a higher level only if his or her treatment can be carried out in a more efficient way. The first level is the basic health care provided by the family doctor, the second level consists of specialized consulting services in out-patient care, and the third level is represented by in-patient care institutions (hospitals, clinics and sanatoria). All beneficiaries have the right to sufficient information on their respective illness and to the necessary treatment. However, for ongoing and regular health care, a patient has to duly pay his or her respective social security contributions and has to hold a social security card as proof of this. On this basis, a citizen is entitled to use the ambulant services, to receive sickness benefit or to qualify for disability pension when his or her respective working capability is permanently reduced. In addition to the disability benefits provided to people disabled by ill health or accident, disabled people are entitled to additional financial and in-kind benefits, including for instance the right to use designated parking lots and receive financial assistance for travel.

Several changes were introduced into the health insurance system in recent years. The contribution of households to the financing of health services has been increased. A free or heavily subsidized health service is available in some cases only for those who are most in need. The number of days of sick payment paid by employers has generally decreased in recent years, but the contribution of the employer to the amount paid to the patient has increased. Health fund contributions are similar to those for the pension fund. Employers pay 11% of an employee’s income and the employee contributes 4%. In addition, there is currently a fixed monthly health care contribution by employers of HUF 1,950 per employee per month. Since January 1, 2007 a fee of approximately EUR 1 per occasion is due for visiting a doctor and/or hospital with certain exceptions.

Pension System

In the course of the reform of the social security system, the pension system has undergone the most fundamental transformation over the last decade. The single-tier pension system has been replaced by a three- tier system, pursuant to which in addition to the pension contribution deducted from wages on a mandatory basis, private pension funds offer the possibility of self-provision. Furthermore, an employee has the possibility of joining a voluntary pension fund as well. The current ‘‘three-pillar’’ pension system was instituted in 1998. The three pillars of this system are: state pensions (the ‘‘pay-as-you-go’’ system), voluntary pension funds and private pension funds.

Mandatory payments are made to the state pension fund and to a private pension fund selected by the employee. The mandatory pension contribution equals 26.5% of the employee’s monthly salary, out of which 8.5% is paid by the employee and 18% by the employer. The contribution paid by the employer goes to the state pension fund in each case. If the employee opts to join a private pension scheme, then, of the employee’s 8.5% contribution, 8% is transferred to the private pension fund and the remaining 0.5% is transferred to the state fund. However, entrants are obliged to choose a private pension system. For employees remaining solely in the state system, the entire 8.5% contribution goes to the state pension fund. Membership of voluntary or mutual pension schemes, however, is not obligatory. Retirement age was raised from 55 years for women and 60 years for men to 62 years for both women and men. However, the positive efforts of the pension reform on the general budget will not be apparent for at least 30 years, due to the delayed effect.

Sustainability of the social security system

Health Care System.    Since 2002, the in-kind benefits of the health insurance system have generally increased faster than GDP. This was the result of the rapid dissemination of innovative drugs, wage adjustments for employees in health care and the fast increase of service provision. Because of the strict budgetary requirements in 2004, numerous short-term measures were adopted (including the freezing of medicine prices, digressive financing techniques and the introduction of cost-volume agreements) in order to help control the expenditures relating to the health care system.

In order to ease the burden of the state in the long term in the financing of the health care system, the government has started preparations for a financing reform of the health care system. The reform is expected to aim at curbing the expenditure growth, and introducing cost-effective services by changing the financing and incentive mechanisms.

Pension System.    According to demographic projections, the proportion of the population over retirement age compared to the population of working age will increase significantly in the next decades. The increase in the retirement age (see ‘‘— Social Security and Extra-Budgetary Funds — Social Security System — Pension System’’) and the increase in the employment rate may result in a temporary improvement, but will not be sufficient to overturn the long-term trend.

In response to these adverse demographic trends, the government has taken certain steps to reform the pension system. Most importantly, these steps include (in addition to raising the retirement age) the introduction of mixed financing and the application of the so-called Swiss indexation (50% of wage increases, and 50% of inflation).

The government believes that the introduction of the funded system should start to have an effect on expenditures following 2020, by which time newly retired people should retire as members of the two-pillar system in increasing numbers and, accordingly, such retirees will only be eligible for a reduced amount of pension from the pay-as-you-go pillar. On the other hand, members of the mixed system pay a reduced amount of contribution into the pay-as-you-go pillar. Due to this fact, there is expected to be an additional deficit in the pay-as-you-go system, which is likely to increase until 2020 in line with the increasing participation of the active population in pension funds. The decrease in the absolute number of employees, predicted by demographic projections, would also result in the reduction of revenues of the pension system. The government estimates that the mixed system should fully mature around the year 2060.

Although the government believes that the measures adopted in 1997, as part of the pension reform, should bring positive effects to the sustainability of Hungarian public finance in the long term, the adverse demographic trends outlined above may nevertheless require an increase in funding from the state budget in the financing of the pension system in the future.

Local Government Finance

The following table sets forth the revenues and expenditures at the local government level for the years indicated for all the local governments:

Local Government Revenues and Expenditures

	Years ended or ending December 31,
	2002	2003	2004	2005 Final	2006 Fact
	(HUF billions)
Revenues:
Own revenues	977.4	1,096.8	1,250.0	1,284.2	1,366.5
Subsidiaries	620.5	749.4	769.0	881.4	867.1
Other revenues	571.5	646.5	643.6	709.3	804.3
Total GFS-revenues(1)	2,169.4	2,492.7	2,662.6	2,874.9	3,037.9
Privatization revenues	11.6	9.0	10.9	16.1	15.5
Total revenues	2,181.0	2,501.7	2,673.5	2,891.0	3,053.4
Expenditures:
Wages	1,003.1	1,270.8	1,310.1	1,412.8	1,464.9
Investments	481.1	427.1	448.7	562.4	682.1
Other expenditures	801.7	835.5	931.2	997.2	1,062.9
Total GFS-expenditures	2,285.9	2,533.4	2,690.0	2,972.4	3,209.9
Surplus (deficit) – GFS(1)	(116.5)	(40.7)	(27.4)	(97.5)	(172.0)
Total surplus (deficit)	(104.9)	(31.7)	(16.5)	(81.4)	(156.5)

Source: Ministry of Finance
Note:—
(1)	Excluding privatization revenues.

The municipalities are to a large extent autonomous according to the Constitution and the Local Government Act. However, the government must take the local government deficit into account when preparing and implementing the central government budget and other parts of the public budget, over which the government and Parliament have a more direct control. Parliament can, nevertheless, influence the financial situation of local governments through the volume of budget grants (transfers) and the tax-sharing system.

According to fact data available as of the date of this report, for 2006, the revenues of the local governments amounted to HUF 3,038 billion, the expenditures amounted to HUF 3,210 billion, and thus the fiscal deficit of the local governments amounted to HUF 172 billion for 2006.

EU Net Position

The following table sets forth certain information with respect to the budgetary relations between the Republic and the EU:

Budgeted financial flows between Hungary and the EU budget between 2004 and 2006

	2004(1)	2005(2)	2006(3)
	(HUF millions, current prices)
EU resources appearing in the Hungarian budget(4)	91,942.2	185,033.4	316,648.2
National contribution (co-financing of projects)(5)	34,897.5	90,515.9	140,119.5
EU resources out of the Hungarian budget (mainly agricultural subsidies)(6)	90,305.5	139,617.9	174,061.8
National contribution to the EU Budget(7)	119,721.4	210,000.0	217,000.0
Net inflow (outflow) of funds from the EU Budget to the Hungarian budget	(27,779.2)	(24,966.6)	99,648.2
Net inflow of funds from the EU Budget to Hungary(8)	62,526.3	114,651.3	273,710.0

Source: Ministry of Finance
Notes:—
(1)	Final data based on Act CXVIII of 2005 On the Implementation of the Budget of 2004 of the Republic of Hungary.
(2)	Preliminary data based on Act CXXXV of 2004 On the Budget of 2005 of the Republic of Hungary.
(3)	Planned data based on Act CLIII of 2005 On the Budget of 2006 of the Republic of Hungary.
(4)	Represents the aggregate contribution to the government budget from EU sources.
(5)	Represents the budgeted contribution of the Republic towards projects co-financed with EU funds. Certain EU funds are available only on the condition that the Republic contributes a certain amount to the projects for which such funds are to be provided by the EU.
(6)	Represents payments from the EU Budget towards Hungarian private entities; these payments are received by Hungarian persons and companies, and do not appear in the general government budget of Hungary.
(7)	Represents payments from the Hungarian budget towards the EU budget, except ‘‘Internal policies’’ in 2005 about which there is no preliminary data available.
(8)	Including payments from the EU Budget towards Hungarian private entities which do not appear in the general government budget of Hungary.

The data in the table above for 2004 represent actual data for 2004. Certain EU funds are only available for certain projects if the Republic contributes a certain percentage amount towards such project. In addition, EU funds which are not used for their designated purpose in a given year are lost and cannot be carried over to a subsequent year. As a result, the preliminary data for 2005 and the planned data for 2006 included in the table above may vary from the actual amounts received from the EU for such periods.

The EU Commission has criticized Hungary’s high budget deficits several times in recent years, following the Republic’s failure to reach targets that it set itself to reduce its budget deficit. In December 2004, the European Commission stated that Hungary was the only country among the ten new member states not to take effective action to curb its large budget deficit. Subsequently, the European Commission initiated a so-called ‘‘excessive deficit procedure’’ against Hungary for failing to achieve these targets. Since Hungary is not yet a member of the Euro Area, the last two steps of the excessive deficit procedure do not apply, which potentially would oblige Hungary to make penalty payments to the EU budget. However, the non-compliance with the recommendations could end in the freezing of some EU subsidies, although there is no precedent for such penalties being levied by the EU in the past.

Medium-Term Fiscal Program and the Convergence Programme

Under EU legislation, prior to adopting the Euro, Hungary is required to have fulfilled the following convergence criteria (the ‘‘Maastricht Criteria’’):

•	price stability – maintain a sustainable price performance and achieve an average rate of inflation (measured over a period of one year before the examination) that does not exceed by more than 1.5% the average rate of inflation of the three member states which perform the best in terms of price stability;

•	long-term interest rates – achieve an average nominal long-term interest rate (measured over a period of one year before the examination) that does not exceed by more than 2% that of the three best performing Member States in terms of price stability;

•	the government budgetary position – achieve a ratio of planned or actual government deficit to GDP that does not exceed 3%, unless either (i) the ratio has declined substantially and continuously and reached a level that comes close to the reference value, or, alternatively (ii) the excess of the reference value is only exceptional and temporary and the ratio remains close to the reference value;

•	government debt – achieve a ratio of government debt to GDP that does not exceed 60%, unless the ratio is sufficiently diminishing and approaching the reference value at a satisfactory pace; and

•	exchange rate – participate for at least two years in the Exchange Rate Mechanism (‘‘ERM II’’) and observe the normal fluctuation margins close to central parity provided for by the mechanism for at least two years.

The convergence required for entering the Euro area is formally assessed annually and the final decision is subsequently made by a summit of EU Member States acting on the recommendation of the ECOFIN Council.

On May 13, 2004, the government announced the Convergence Programme (the ‘‘Initial Convergence Programme’’), which sets out a medium-term strategy for the participation of Hungary in ERM II and the future introduction of the Euro as the official Hungarian currency. The Initial Convergence Programme was submitted to the European Commission on May 14, 2004. However, the government approved a revised Convergence Programme (the ‘‘Revised Convergence Programme’’), on November 30, 2005 which was published and sent to the European Commission and the ECOFIN for evaluation (to allow a recommendation to the EU Council) and to the Parliament of Hungary and the EU Council for approval.

According to the Revised Convergence Programme, the Republic indicated that the Maastricht Criteria could be achieved, without considerably compromising economic growth, by the year 2008. Accordingly, taking into account the minimum two-year participation in the ERM II (required by the exchange rate condition), the Revised Convergence Programme contemplates the introduction of the Euro as the Hungarian currency in 2010.

The Revised Convergence Programme contemplates a reduction in the general government budget deficit to GDP ratio of 1.4% per annum between 2006 and 2008. Accordingly, the Revised Convergence Programme stipulates a reduction of the budget deficit (based on Unadjusted ESA 95) to 6.1% of GDP in 2006, 4.7% of GDP in 2007 and 3.4% of GDP in 2008. The governmental redistribution of goods is expected to be reduced from approximately 512% of GDP in 2006 to approximately 43.6% of GDP in 2008. The Revised Convergence Programme estimates that, in 2005, income tax amounted to approximately 39% of GDP, however, it contemplates that this ratio will be reduced to 37.1% of GDP in 2006, 36.5% of GDP in 2007 and 35.5% of GDP in 2008. The Revised Convergence Programme contemplates that consolidated revenues to GDP ratio will decrease from 45.1% in 2005 to 41.7% in 2008. Government debt is contemplated to reach 57.7% by 2005, 58.4% by 2006, 57.9% by 2007 and 56.2% by 2008.

On January 11, 2006, the European Commission issued its recommendation to the Council based on the assessment of the ECOFIN, which recommended that the Republic be requested to compile a revised and more detailed Convergence Programme by September 1, 2006, providing additional information with respect to the measures to be undertaken to reduce the budget deficit in line with the forecasts provided in the Revised Convergence Programme.

On September 1, 2006, the government compiled the revised update of the Convergence Programme and published and sent it to the European Commission and the ECOFIN Council for approval. See ‘‘— Public Finance.’’

HUNGARIAN DEBT

General Information

Traditionally, the NBH was the primary entity through which Hungary borrowed money in foreign currencies. Pursuant to the 1997 amendment to the National Bank Act, the NBH may now only incur foreign currency debt for its own purposes and all foreign currency borrowings and debt security issuances for the central budget must be made directly by the Republic, acting through the Ministry of Finance. The Finance Minister, in turn, has delegated these debt management functions to the Government Debt Management Agency, which was part of the Treasury until 2001, after which it became a separate legal entity. Following January 1, 1999, foreign currency debt issuances are arranged by the Government Debt Management Agency. See ‘‘Public Finance — General Information — Roles of the Ministry of Finance, the Hungarian State Treasury and the Government Debt Management Agency.’’

The NBH has remained the legal or named obligor on the outstanding foreign currency debt incurred before January 1, 1999. The majority of the interest rate and exchange rate risks associated with these debts and any related swaps, however, have been effectively transferred to the Republic pursuant to a series of transfer agreements, whereby the Republic has essentially agreed to pay the NBH sufficient funds to cover these obligations. Following this transfer of risk, the Republic entered into a number of swap agreements to match the currency profile of this debt portfolio to that of the currency basket (100% Euro since January 2000) upon which the forint is pegged. The NBH may still act as an agent of the Republic for the purposes of obtaining foreign loans and issuing securities abroad. Since January 1997, the NBH has acted in this agency role on the basis of an agency agreement, which was entered into by the NBH and the Republic, as permitted by the amended National Bank Act.

Because of this history, all references to public debt include debt of the Republic and the NBH. Public debt also includes debt of the social security and other extra-budgetary funds, but does not include local government debt. External public debt refers to public debt that is denominated in a foreign currency and almost always owed to a non-Hungarian party. Internal public debt refers to public debt denominated in forint and typically owed to parties within the country. Gross external debt refers to all of the foreign currency denominated debt owed by Hungarian persons and both public and private entities to non-resident creditors. Loans between the NBH and the Republic relating to external borrowings originally made by the NBH were not added for the purposes of calculating public debt figures, to avoid double counting.

Public Debt

The following table sets out certain statistics regarding Hungarian public debt for the years indicated:

	Years ended December 31,(1)
	2002	2003	2004	2005	2006(2)
	(HUF billions, except for percentages)
Internal Public Debt	6,956.9	8,008.7	8,608.8	9,153.5	10,552.3
% of Nominal GDP	40.5%	42.3%	41.6%	41.5%	44.4%
External Public Debt	2,267.3	2,579.0	2,983.5	3,590.7	4,124.4
% of Nominal GDP	13.2%	13.6%	14.4%	16.2%	17.4%
Other Liabilities(3)	—	—	—	21.4	29.0
Total Public Debt	9,224.2	10,587.7	11,592.4	12,765.6	14,705.7
% of Nominal GDP	53.7%	55.9%	56.0%	57.9%	61.9%
Nominal GDP	17,181	18,941	20,717	22,055	23,753

Source: GDMA Pte Ltd.

Notes:—
(1)	This table shows the public debt of the Republic from the perspective of the economic obligations of the central government. Financial derivatives and mark-to-market deposits from 2005 are included. In this table, external debt refers to government obligations denominated in foreign currency, while internal debt refers to obligations denominated in local currency.
(2)	Preliminary data.
(3)	Including a special item in connection with a debt assumption in 2006.

Although the central government’s gross debt to GDP ratio decreased substantially between 1996 and 2001 as a result of primary budget surplus, the debt redemption effected from privatization proceeds, and the significant real GDP growth, this trend has reversed since 2002. In 2002, 2003 and 2004, the central government gross debt to GDP ratio grew due to the expansionary fiscal policy. The fiscal restrictions introduced by the Minister of Finance were set to diminish the budget deficit and thus reduce the central government gross debt to GDP ratio. The total central government debt totaled HUF 14,705.7 billion at the end of 2006, showing an increase of 15.2% in nominal terms compared to the end of the previous year. The government gross debt to GDP ratio in 2006 was approximately 61.9%, which is higher than the ratio as of the end of the previous year. The government gross debt to GDP ratio in 2006 was approximately 61.9%, as compared to approximately 57.9% as of the end of 2005.

On January 25, 2006, Standard & Poor’s revised its outlook on Hungary to negative from stable, while affirming the ‘‘A−’’ long-term and ‘‘A-2’’ short-term sovereign credit ratings of the Republic. Standard & Poor’s concluded that ‘‘[t]he negative outlook reflects the likelihood of the ratings being lowered if no signs of a significant and sustained deficit and debt reduction strategy emerge after the general elections in April 2006.’’ A ratings downgrade is likely to adversely affect the price of the Republic’s debt securities, including the debt securities issued pursuant to this report, as well as future costs of borrowing.

On February 22, 2006, Moody’s revised its outlook on Hungary from ‘‘stable’’ to ‘‘negative,’’ while affirming the A1-rated medium- to long-term foreign and local currency government bonds and notes. Moody’s attributed the change in outlook primarily to the Republic’s deteriorating fiscal balance.

On June 15, 2006, Standard & Poor’s lowered its long-term sovereign credit ratings of the Republic from ‘‘A−’’ to ‘‘BBB+’’ due to the country’s continued fiscal deterioration. The short-term rating and the outlook remained ‘‘A-2’’ and negative, respectively.

On September 22, 2006, Moody’s placed the Republic of Hungary’s local and foreign currency government bond ratings and foreign currency bank deposit ceiling rating, each currently A1, on review for possible downgrade.

On October 4, 2006, the JCR credit rating agency changed the foreign currency government bond rating from ‘‘A’’ to ‘‘A−.’’

On December 21, 2006, Standard & Poor’s changed the long-term foreign currency debt outlook from ‘‘Negative’’ to ‘‘Stable,’’ the rating remained ‘‘BBB+.’’

On December 22, 2006, the Moody’s changed the long-term foreign and local currency debt rating from ‘‘A1’’ to ‘‘A2,’’ the outlook is ‘‘Stable.’’

External Public Debt

The following table sets forth the external public debt as of December 31, 2006 by category and by currency:

Amount(1)
(EUR millions, except for percentages)
By Category:
Bank loans (including bank to bank and syndicated loans)	847
Bonds + FRN	12,991
Loans from multilateral financial institutions (e.g., IMF and World Bank)	2,279
Total	16,117
By Currency:
Euro	100%
U.S. dollar	0%
British pound	0%
Other currencies	0%
Total	100%
By Currency:	(before swaps)
Euro	69%
JPY	8%
U.S. dollar	9%
Swiss franc	0%
British pound	14%
Total	100%

Source: GDMA Pte Ltd.
Note:—
(1)	External short-term and long-term debt liabilities of the government sector (financial derivatives are excluded, whereas mark-to-market deposits are included). In this table external debt refers to governmental obligations denominated in foreign currency.

In February 2005, the Republic of Hungary raised money on the international capital markets by issuing USD 1,500 million bonds maturing in 2015 and EUR 1,000 million bonds maturing in 2020. Further, in May 2005, the Republic issued a GBP 500 million bond maturing in 2017. In July 2005, the Republic issued a two-tranche Samurai bond totaling JPY 75 billion maturing in 2010 and in 2012. In November 2005, the Republic completed a EUR 500 million offering of Floating Rate Notes due in 2012. In January 2006, the Republic issued a EUR 1,000 million bond maturing in 2016, in March a JPY 50 billion bond maturing in 2013 and a GBP 500 million bond maturing in 2016 and in September reopened the FRN maturing in 2012 with an additional amount of EUR 500 million. In January 2007, the Republic issued EUR 1 billion bond due in 2017. In October 2007, the Republic issued JPY 25 billion Samurai bonds due in 2017.

External Public Debt Service and Schedule of Payments

Neither the Republic nor the NBH has ever defaulted on the payment of the principal of, or premium or interest on, any debt obligation issued by it.

The following table sets forth the schedule of repayments on external public debt as of December 31, 2006:

Schedule of Payments on External Public Debt as of December 31, 2006(1)

Date of maturity	Total	Central bank and general government	Central bank	General government	Forint denominated bonds	Other monetary institutions and other sectors	Other monetary institutions	Other sectors (guaranteed loans)
First quarter 2007	259	199	3	196	96	61	59	2
Second quarter 2007	1,480	1,189	155	1,034	905	291	270	21
Third quarter 2007	595	217	3	214	96	378	377	2
Fourth quarter 2007	1,768	770	137	633	523	998	980	17
2007	4,103	2,375	298	2,077	1,620	1,728	1,686	42
First quarter 2008	952	129	103	26	0	823	822	2
Second quarter 2008	2,706	1,620	0	1,620	1,180	1,086	1,065	20
Third quarter 2008	768	486	0	486	452	282	280	2
Fourth quarter 2008	598	19	0	19	0	579	559	20
2008	5,024	2,254	103	2,151	1,632	2,770	2,727	43
2009	8,010	4,722	0	4,722	3,193	3,288	3,239	49
2010	4,466	1,947	51	1,896	599	2,519	2,470	50
2011	5,783	3,141	154	2,987	843	2,642	2,564	78
2012	2,780	1,630	0	1,630	249	1,150	1,063	87
2013	3,200	2,177	69	2,108	710	1,023	969	54
2014	3,662	2,976	0	2,976	621	686	607	79
2015	2,519	1,766	35	1,731	456	752	672	80
2016	4,260	3,065	0	3,065	821	1,195	1,141	54
2017	1,620	1,340	0	1,340	386	280	191	89
After	2,744	2,071	0	2,071	544	672	213	459
Total	48,170	29,464	710	28,754	11,673	18,707	17,541	1,166

Source: NBH
Note:—
(1)	In this table, external debt refers to governmental obligations denominated in foreign currency. Financial derivatives are included, whereas mark-to-market deposits are excluded.

Internal Public Debt

As of December 31, 2006, Hungary’s total internal public debt, including the social security and extra-budgetary funds, was HUF 10,552.3 billion. As of December 31, 2006, almost all of the government’s internal debt represented either treasury bills or bonds (with less than 0.5% of the government’s internal debt consisting of loans from the NBH).

Within the total HUF denominated government debt, publicly issued government securities have been playing a predominant role, reaching a total share of 90% in 2003, whereas in 2006 the share of government securities was 92%. Raising public funds on the domestic market depends to a large degree upon the issuance of government bonds. Of the total amount of publicly issued HUF government securities outstanding, the share of government bonds stagnated at approximately 70% in 2006.

Although it is currently the Republic’s policy to finance budget deficits partly with internal debt, in 2004 the Ministry of Finance decided to meet part of such financing needs by utilizing the international markets. The issuance strategy is determined by a benchmark for the composition of debt portfolio. The weight of internal (domestic currency) debt ranges between 68% and 75% in the benchmark portfolio; the weight of external (foreign currency) debt is 25% to 32%. The average maturity of internal debt was increased to 3.44 years by the end of 2003, 3.46 years by the end of 2004, 3.57 years by the end of 2005, and 3.64 years by the end of 2006.

The government has also guaranteed certain Hungarian indebtedness. As of December 31, 2006, these guarantees totaled HUF 2,269.5 billion. According to GFS methodology, guarantees are not included in the governmental debt and only affect the central governmental deficit if and when the government is obliged to make a payment under the guarantee.

Government Obligations to the NBH

The following table shows the government’s obligations to the NBH, including those due to net foreign currency losses, as of December 31 for the years indicated:

	As of December 31,
	2002	2003	2004	2005	2006
	(HUF billions)
Short-term	167.10	198.10	194.07	154.71	150.71
Long-term	995.20	608.61	331.47	91.93	81.89
Total	1,162.30	806.67	525.54	246.64	232.60

Source: NBH

Gross External Debt

The following table sets forth the distribution and maturity of gross external debt in the Republic of Hungary as of December 31, 2006:

Gross External Debt(1)

The following table sets forth certain indicators related to Hungarian gross external debt:

	As of December 31, 2006
	Amount of debt	Medium- and long-term maturity
	(EUR millions)	(%)
Obligor:
National Bank of Hungary(2)	1,007.5	70.5
The Republic(2)	29,199.8	98.5
Private Sector(2)(3)	51,897.2	81.7
Total(2)(3)	82,104.5	87.5
Financial derivative liabilities	1,795.9
Entire economy (including financial derivative liabilities)	83,900.4

Source: NBH
Notes:—
(1)	In this table, external debt refers to governmental obligations owed to non-resident entities.
(2)	External debt as defined in External Debt Statistics: Guide for Compilers and Users (IMF 2003). Financial derivatives are not included.
(3)	Direct investment debt liabilities included.

	2002	2003	2004	2005	2006
	(EUR millions) (in convertible and non-convertible currencies)
Gross foreign debt (including intercompany loans)	39,155.2	47,627.2	57,060.1	68,309.9	83,852.7
Gross foreign debt (excluding intercompany loans)	32,305.0	38,801.6	47,504.0	57,833.4	67,404.6
Gross foreign debt denominated in foreign currencies (excluding intercompany loans)	22,824.8	26,920.2	31,540.4	40,679.3	47,512.1
Net foreign debt (including intercompany loans)	16,176.8	20,971.1	26,335.6	29,666.2	38,402.1
Net foreign debt (excluding intercompany loans)	11,519.8	16,122.6	21,184.8	24,202.3	30,063.1
Net foreign debt denominated in foreign currencies (excluding intercompany loans)	5,464.7	8,006.1	11,253.9	14,308.3	19,209.0
Reserves (RES)	9,920.4	10,141.7	11,702.6	15,721.3	16,396.8
Net reserves (NRES)(2)	9,408.5	9,158.8	11,445.7	15,473.2	16,099.2
Direct investment in Hungary	34,574.7	38,328.7	45,881.1	52,299.3	62,096.2
Of which: Equity capital and reinvested earnings	29,757.8	33,238.9	40,425.9	46,670.2	53,299.5
Other capital (intercompany loans)	4,816.8	5,089.8	5,455.2	5,629.2	8,796.7
Direct investment abroad	2,067.8	2,782.3	4,412.1	6,754.4	9,639.9
Of which: Equity capital and reinvested earnings	1,908.1	2,541.0	4,107.8	6,589.2	9,182.2
Other capital (intercompany loans)	159.8	241.3	304.3	165.2	457.7
Exports	36,820.7	37,906.9	44,779.1	50,119.9	58,415.9
Imports	39,024.1	40,804.5	47,232.3	51,579.9	58,833.1
Exports of goods and services (XGS)	44,640.6	46,029.4	53,548.7	60,433.0	69,092.2
Imports of goods and services (MGS)	46,257.1	48,879.0	55,764.9	61,164.5	68,490.8
Gross interest expenditures	1,779.7	1,690.1	2,144.1	2,515.7	2,927.1
Net interest expenditures	779.0	823.4	1,382.1	1,647.8	1,779.6
Direct investment, income on equity capital, net	(3,159.1)	(2,965.3)	(3,537.2)	(3,729.4)	(4,143.1)
Current account balance	(4,929.2)	(5,933.0)	(6,915.5)	(6,090.6)	(5,196.9)
Direct investment in Hungary, net	3,185.1	1,887.5	3,633.3	6,099.4	4,874.2
Of which: Equity capital and reinvested earnings, net	3,068.2	1,123.5	3,309.0	5,884.1	2,296.6
Other capital (intercompany loans), net	116.9	764.0	324.3	215.3	2,577.6
Direct investment abroad, net	(295.7)	(1,463.3)	(892.1)	(1,874.5)	(2,442.4)
Of which: Equity capital and reinvested earnings, net	(218.9)	(1,357.6)	(822.9)	(2,034.1)	(2,126.1)
Other capital (intercompany loans), net	(76.8)	(105.8)	(69.1)	159.6	(316.3)
Total Debt Service denominated in foreign currencies (TDS) (excluding intercompany loans)(3)	6,131.4	6,549.3	8,217.0	9,573.3	9,114.6
Total Debt Service denominated in foreign currencies (TDS) (excluding intercompany loans)(4)	5,130.7	5,682.6	7,455.0	8,705.5	7,967.1
Prepayments	354.3	248.3	1.4	20.2	49.1

	2002	2003	2004	2005	2006
	(EUR millions) (in convertible currencies)
Memorandum:
GDP/P	70,806.3	74,693.1	82,297.4	88,801.3	89,199.6
Gross foreign debt (including intercompany loans)/GDP	55.3	63.8	69.3	76.9	94.0
Gross foreign debt (excluding intercompany loans)/GDP	45.6	51.9	57.7	65.1	75.6
Gross foreign debt denominated in foreign currencies (excluding intercompany loans)/GDP	32.2	36.0	38.3	45.8	53.3
Net foreign debt (including intercompany loans)/GDP	22.8	28.1	32.0	33.4	43.1
Net foreign debt (excluding intercompany loans)/GDP	16.3	21.6	25.7	27.3	33.7
Net foreign debt denominated in foreign currencies (excluding intercompany loans)/GDP	7.7	10.7	13.7	16.1	21.5
Total Debt Service denominated in foreign currencies (TDS) (excluding intercompany loans)(3)/GDP	8.2	8.4	10.0	10.8	10.2
Total Debt Service denominated in foreign currencies (TDS) (excluding intercompany loans)(4)/GDP	6.7	7.3	9.1	9.8	8.9
Current account balance/GDP	(7.0)	(7.9)	(8.4)	(6.9)	(5.8)
Gross foreign debt denominated in foreign currencies (excluding intercompany loans)/XGS	51.1	58.5	58.9	67.3	68.8
Net foreign debt denominated in foreign currencies (excluding intercompany loans)/XGS	12.2	17.4	21.0	23.7	27.8
Total Debt Service denominated in foreign currencies (TDS) (excluding intercompany loans)(3)/XGS	12.9	13.7	15.3	15.8	13.1
Total Debt Service denominated in foreign currencies (TDS) (excluding intercompany loans)(4)/XGS	10.7	11.8	13.9	14.4	11.5
Gross interest payments/XGS	4.0	3.7	4.0	4.2	4.2
Net interest payments/XGS	1.7	1.8	2.6	2.7	2.6
Import coverage indicator (months) (RES)	3.1	3.0	3.0	2.7	2.5
Import coverage indicator (months) (NRES)	2.9	2.7	2.9	2.7	2.5

Source: NBH
Notes:—
(1)	The debt service indicators do not contain prepayments. GDP figures for the first nine months of 2004 and 2005 are based on preliminary data provided by the CSO. 2005 September figures are calculated using data for each of the first three quarters of 2005.
(2)	(NRES) Reserves less NBH short-term liabilities.

(3)	(TDS) Medium-term credit amortization and gross interest expenditures.
(4)	(TDS) Medium-term credit amortization and net interest expenditures.

Relations with Multilateral Financial Institutions

European Bank for Reconstruction and Development (EBRD)

Since 1991, the EBRD has been involved in a number of state and non-state projects, both in the form of equity participation and loans. The total participation of the EBRD between 1991 and the end of 2006 was approximately EUR 1.7 billion.

Council of Europe Development Bank (CEB)

Hungary joined the CEB in 1998. Since that time, the bank’s activity has been concentrating on state-initiated projects (flood control systems, social housing, financing SMEs, and protection of national heritage). Since the Republic’s accession to the CEB, an amount of EUR 1,058 million has been approved by the bank.

The latest framework agreement was signed in September 2005, whereby the CEB undertook to co-finance social integration and improvement of living conditions for Roma in the amount of EUR 5 million.

European Investment Bank (EIB)

Since 1990, the EIB has been financing different government and non-government projects in Hungary. Between 2000 and 2005, the EIB financed state and non-state projects granting loans worth Euro 4,277.4 million in total. In 2006, the EIB arranged further loans amounting to EUR 1,160 million.

Using a Framework Agreement with the Republic of Hungary, the EIB finances primarily infrastructure, environmental protection, and energy sector projects. Within this Framework Agreement, in 2006, two new facility agreements were signed in the amount of EUR 420 million.

International Finance Corporation (IFC)

Between 1987 and 2003, the IFC financed 28 Hungarian projects worth approximately USD 341 million. Since 2003, the IFC’s main financing activities have been in the form of grants and guarantees to the Hungarian Energy Efficiency Co-financing Program (HEECP), as well as technical assistance with projects aimed at increasing the efficiency of energy consumption in Hungary.

TABLES AND SUPPLEMENTARY INFORMATION

External Funded Convertible Currency Debt of the NBH and the Republic
(As of December 31, 2006)

		Year
Title	Interest rate (%)	Issue	Maturity(1)	Original amount contracted		Principal amount outstanding
A. NATIONAL BANK OF HUNGARY
1. U.S. dollar Debt
a. Bonds							(credit)/debit
USD Bond	8.875	1993	2013	USD	200,000,000	USD	200,000,000
Total						USD	200,000,000
b. Swap Arrangements
USD/EUR	8.875	1999	2013			USD	(200,000,000)
USD/EUR	7.334329	1999	2000-12			USD	(22,220,427)
USD/EUR	6.226404	1999	2000-13			USD	(38,684,750)
USD/EUR	6.400	1998	2002-10			USD	(46,666,667)
USD/EUR	6.400	1999	2002-10			USD	(20,000,000)
Total						USD	(327,571,844)
Total U.S. dollar Debt						USD	(127,571,844)

Note:—

(1)	In certain cases, this column refers to the dates of scheduled installment payments. Any such payments made prior to December 31, 2006 are reflected as the difference between the amounts in the columns titled ‘‘Original Amount Contracted’’ and ‘‘Principal Amount Outstanding.’’

		Year
Title	Interest rate (%)	Issue	Maturity(1)	Original amount contracted	Principal amount outstanding
2. Euro Debt
a. Swap Arrangements						(credit)/debit
EUR/JPY	8.7275	1997	2011		EUR	188,698,103
EUR/USD	7.0295	1999	2013		EUR	191,410,443
EUR/CHF	4.840	2002	2008		EUR	28,668,942
EUR/CHF	5.160	2002	2008		EUR	1,662,125
EUR/USD	5.495	1999	2000-12		EUR	21,253,296
EUR/CHF	5.3825	2000	2007		EUR	20,477,816
EUR/USD	4.4325	1999	2000-13		EUR	37,037,926
EUR/USD	5.350	1998	2002-10		EUR	42,502,331
EUR/USD	4.7225	1999	2002-10		EUR	19,153,902
EUR/EUR	8.7275	2000	2011		EUR	(188,698,103)
EUR/EUR	Floating	2000	2011		EUR	188,698,103
EUR/EUR	7.0295	2000	2013		EUR	(191,410,443)
EUR/EUR	Floating	2000	2013		EUR	191,410,443
EUR/EUR	Floating	2002	2010		EUR	(2,548,000)
EUR/EUR	5.1725	2002	2010		EUR	2,548,000
EUR/EUR	5.625	2001	2011		EUR	(200,000,000)
EUR/EUR	Floating	2001	2011		EUR	200,000,000
EUR/EUR	Floating	2002	2014		EUR	(30,000,000)
EUR/EUR	5.280	2002	2014		EUR	30,000,000
EUR/EUR	Floating	2002	2015		EUR	(30,452,000)
EUR/EUR	5.368	2002	2015		EUR	30,452,000
Total					EUR	518,102,355
Total Euro Debt					EUR	550,864,884
U.S. Dollar equivalent					USD	725,306,389

Note:—
(1)	In certain cases, this column refers to the dates of scheduled installment payments. Any such payments made prior to June 30, 2007 are reflected as the difference between the amounts in the columns titled ‘‘Original Amount Contracted’’ and ‘‘Principal Amount Outstanding.’’

		Year
Title	Interest rate (%)	Issue	Maturity	Original amount contracted	Principal amount outstanding
3. Pound Sterling Debt
a. Swap Arrangements						(credit)/debit
Total					GBP	0
Total Pound Sterling Debt					GBP	0
U.S. Dollar equivalent					USD	0

		Year
Title	Interest rate (%)	Issue	Maturity	Original amount contracted		Principal amount outstanding
4. Japanese Yen Debt
a. Bonds						(credit)/debit
JPY Bond	5.200	1996	2011	JPY	40,000,000,000	JPY	27,040,932,823
Total						JPY	27,040,932,823
b. Swap Arrangements
JPY/EUR	5.200	1997	2011			JPY	(27,040,932,823)
Total						JPY	(27,040,932,823)
Total Japanese Yen Debt						JPY	0
U.S. Dollar equivalent						USD	0

		Year
Title	Interest rate (%)	Issue	Maturity	Original amount contracted	Principal amount outstanding
5. Swiss Franc Debt
a. Swap Arrangements						(credit)/debit
CHF/EUR	4.0	2001	2007		CHF	(30,000,000)
CHF/EUR	Floating	2002	2008		CHF	(42,000,000)
CHF/EUR	3.375	2002	2008		CHF	(2,440,000)
Total					CHF	(74,440,000)
Total Swiss Franc Debt					CHF	(74,440,000)
U.S. Dollar equivalent					USD	(60,987,035)
NATIONAL BANK OF HUNGARY
Total External Funded Convertible Currency Debt U.S. Dollar equivalent					USD	536,747,510

			Year
Title	Interest rate (%)		Issue	Maturity(1)	Original amount contracted		Principal amount outstanding
B. REPUBLIC OF HUNGARY
1. U.S. dollar Debt
a. World Bank
4113HU	MT	(2)	1996	2006-11	USD	7,750,000	USD	890,212
4275HU	6.4		1998	2010	USD	150,000,000	USD	66,666,667
Total							USD	67,556,879
b. EIB
Roads I	MT		1993	2013	BCU	50,000,000	USD	22,220,427
Roads II	MT		1992	2012	BCU	72,000,000	USD	38,684,750
Total							USD	60,905,177
c. Bonds
USD Bond	4.750		2005	2015	USD	1,500,000,000	USD	1,500,000,000
USD Bond	2.750		1975	2027	USD	669,500	USD	282,400
Total							USD	1,500,282,400
d. Swap Arrangements
USD/EUR	6.40		2002	2010	USD	(105,000,000)	USD	(46,666,667)
USD/EUR	6.40		2000	2010	USD	(45,000,000)	USD	(20,000,000)
USD/EUR	7.33		2000	2012	USD	(50,500,971)	USD	(22,220,427)
USD/EUR	6.23		2000	2013	USD	(77,369,499)	USD	(38,684,750)
USD/EUR	MT		2004	2011	USD	(3,207,597)	USD	(890,212)
USD/EUR	4.75		2005	2015	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	4.75		2005	2015	USD	(500,000,000)	USD	(500,000,000)
USD/EUR	4.75		2005	2015	USD	(500,000,000)	USD	(500,000,000)
Total							USD	(1,628,462,056)
Total U.S. dollar Debt							USD	282,400

Notes:—

(1)	In certain cases, this column refers to the dates of scheduled installment payments. Any such payments made prior to December 31, 2006 are reflected as the difference between the amounts in the columns titled ‘‘Original Amount Contracted’’ and ‘‘Principal Amount Outstanding.’’

(2)	Multiple tranches – different fixed rates.

		Year
Title	Interest rate (%)	Issue	Maturity(1)	Original amount contracted		Principal amount outstanding
2. Euro Debt
a. World Bank
3549HU	MT	1993	2007	DEM	90,000,000	EUR	3,936,946
3596HU	MT	1993	2008	DEM	132,000,000	EUR	2,945,339
3635HU	MT	1993	2008	DEM	29,000,000	EUR	1,506,315
4230HU	MT	1997	2010	DEM	69,000,000	EUR	5,426,319
4275HU	MT	2001	2007	EUR	516,422	EUR	86,074
Total						EUR	13,900,993

		Year
Title	Interest rate (%)	Issue	Maturity(1)	Original amount contracted		Principal amount outstanding
b. EIB
Bp Wastewater	Floating	2006	2017	EUR	94,000,000	EUR	94,000,000
Environment	4.67	2001	2013	EUR	43,000,000	EUR	43,000,000
Environment II	Floating	2002	2014	EUR	80,000,000	EUR	64,352,000
Environment III	4.49	2003	2014	EUR	45,900,000	EUR	45,900,000
Flood protection	Floating	2001	2012	EUR	60,000,000	EUR	60,000,000
Railways I	MT	1998	2017	EUR	60,000,000	EUR	43,448,276
Railways I-B	Floating	2001	2012	EUR	40,000,000	EUR	40,000,000
Railways II-B	Floating	2001	2013	EUR	90,000,000	EUR	90,000,000
Railways III	Floating	2002	2014	EUR	40,000,000	EUR	40,000,000
Railways IV	Floating	2004	2014	EUR	27,000,000	EUR	27,000,000
Railways V	Floating	2005	2015	EUR	27,000,000	EUR	27,000,000
Roads III	Floating	2003-4	2014	EUR	75,000,000	EUR	75,000,000
Roads IV	Floating	2003	2014	EUR	190,000,000	EUR	119,000,000
M0 Motorway	Floating	2005	2015	EUR	50,000,000	EUR	50,000,000
M4 Underground	Floating	2005	2016	EUR	300,000,000	EUR	472,000,000
Structural funds	Floating	2004	2014	EUR	110,000,000	EUR	220,000,000
Total						EUR	1,510,700,276
c. Bonds
EUR Bond	4.375	1999	2009	EUR	500,000,000	EUR	500,000,000
EUR Bond	5.625	2001	2011	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	4.500	2003	2013	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	4.000	2003	2010	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	4.500	2004	2014	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	3.625	2004	2011	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	3.875	2005	2020	EUR	1,000,000,000	EUR	1,000,000,000
EUR Bond	Floating	2005	2012	EUR	500,000,000	EUR	1,000,000,000
EUR Bond	3.5	2006	2016	EUR	1,000,000,000	EUR	1,000,000,000
Total						EUR	8,500,000,000
d. Other loans raised
Council of Europe Development Bank loans	Various	1999-2006	2009-16	EUR	491,247,184	EUR	311,989,698
EBRD loans	Floating	2003	2014	EUR	4,739,006	EUR	3,373,848
KfW DEM loan	6.0583	1999-2000	2015	DEM	120,000,000	EUR	42,476,534
KfW EUR loan	5.715	2000	2008	EUR	71,600,000	EUR	17,900,000
Syndicated loan	Floating	2003	2008	EUR	500,000,000	EUR	500,000,000
Total						EUR	875,740,080
e. Other loans assumed
EIB/Railways II-A	Various	2002	2015	EUR	40,000,000	EUR	38,500,000
EIB/M3 Toll Motorway	MT	2002	2015	EUR	49,599,224	EUR	34,337,924
EUR loans	Various	2001-04	2006-18	EUR	416,620,707	EUR	161,081,933
Total						EUR	233,649,858
f. Swap Arrangements
EUR/USD	4.72	2000	2010	EUR	43,096,279	EUR	19,153,902

		Year
Title	Interest rate (%)	Issue	Maturity(1)	Original amount contracted		Principal amount outstanding
EUR/USD	5.50	2000	2012	EUR	48,302,945	EUR	21,253,296
EUR/USD	4.43	2000	2013	EUR	74,075,853	EUR	37,037,927
EUR/CHF	5.38	2002	2007	EUR	20,477,816	EUR	20,477,816
EUR/CHF	4.84	2002	2008	EUR	28,668,942	EUR	28,668,942
EUR/CHF	5.16	2002	2008	EUR	1,662,125	EUR	1,662,125
EUR/USD	5.35	2002	2010	EUR	95,630,244	EUR	42,502,331
EUR/USD	6.95	2004	2011	EUR	2,509,806	EUR	696,566
EUR/USD	3.8075	2005	2015	EUR	383,612,000	EUR	383,612,000
EUR/USD	3.815	2005	2015	EUR	383,612,000	EUR	383,612,000
EUR/USD	Floating	2005	2015	EUR	383,612,000	EUR	383,612,000
EUR/GBP	4.495	2004	2014	EUR	753,200,000	EUR	753,200,000
EUR/GBP	3.82	2005	2017	EUR	486,948,000	EUR	486,948,000
EUR/GBP	Floating	2005	2017	EUR	250,852,000	EUR	250,852,000
EUR/JPY	3.917	2004	2009	EUR	375,000,000	EUR	375,000,000
EUR/JPY	Floating	2005	2010	EUR	225,411,000	EUR	225,411,000
EUR/JPY	3.092	2005	2012	EUR	338,320,000	EUR	338,320,000
EUR/JPY	3.82	2006	2013	EUR	355,745,000	EUR	355,745,000
EUR/GBP	4.14	2006	2016	EUR	478,599,000	EUR	478,599,000
EUR/GBP	Floating	2006	2016	EUR	246,551,000	EUR	246,551,000
EUR/EUR	5.625	2001	2011	EUR	200,000,000	EUR	200,000,000
EUR/EUR	Floating	2001	2011	EUR	(200,000,000)	EUR	(200,000,000)
EUR/EUR	5.28	2002	2014	EUR	30,000,000	EUR	30,000,000
EUR/EUR	Floating	2002	2014	EUR	(30,000,000)	EUR	(30,000,000)
EUR/EUR	5.368	2002	2015	EUR	30,452,000	EUR	30,452,000
EUR/EUR	Floating	2002	2015	EUR	(30,452,000)	EUR	(30,452,000)
EUR/EUR	5.1725	2002	2010	EUR	2,548,000	EUR	2,548,000
EUR/EUR	Floating	2002	2010	EUR	(2,548,000)	EUR	(2,548,000)
EUR/EUR	3.625	2004	2011	EUR	(330,000,000)	EUR	(330,000,000)
EUR/EUR	Floating	2004	2011	EUR	330,000,000	EUR	330,000,000
EUR/EUR	3.253	2005	2012	EUR	250,000,000	EUR	250,000,000
EUR/EUR	Floating	2005	2012	EUR	(250,000,000)	EUR	(250,000,000)
EUR/EUR	3.259	2005	2012	EUR	250,000,000	EUR	250,000,000
EUR/EUR	Floating	2005	2012	EUR	(250,000,000)	EUR	(250,000,000)
EUR/EUR	4.500	2004	2014	EUR	(300,000,000)	EUR	(300,000,000)
EUR/EUR	Floating	2004	2014	EUR	300,000,000	EUR	300,000,000
EUR/EUR	4.500	2004	2014	EUR	(700,000,000)	EUR	(700,000,000)
EUR/EUR	Floating	2004	2014	EUR	700,000,000	EUR	700,000,000
EUR/EUR	4.495	2004	2014	EUR	(300,000,000)	EUR	(300,000,000)
EUR/EUR	Floating	2004	2014	EUR	300,000,000	EUR	300,000,000
EUR/EUR	3.875	2005	2020	EUR	(200,000,000)	EUR	(200,000,000)
EUR/EUR	Floating	2005	2020	EUR	200,000,000	EUR	200,000,000
EUR/EUR	3.893	2006	2012	EUR	330,000,000	EUR	330,000,000
EUR/EUR	Floating	2006	2012	EUR	(330,000,000)	EUR	(330,000,000)
EUR/EUR	3.4	2006	2014	EUR	250,000,000	EUR	250,000,000
EUR/EUR	Floating	2006	2014	EUR	(250,000,000)	EUR	(250,000,000)
EUR/EUR	4.99	2006	2014	EUR	350,000,000	EUR	350,000,000
EUR/EUR	Floating	2006	2014	EUR	(350,000,000)	EUR	(350,000,000)
EUR/EUR	3.5	2006	2016	EUR	340,000,000	EUR	340,000,000

		Year
Title	Interest rate (%)	Issue	Maturity(1)	Original amount contracted		Principal amount outstanding
EUR/EUR	Floating	2006	2016	EUR	(340,000,000)	EUR	(340,000,000)
EUR/EUR	3.821	2006	2013	EUR	120,000,000	EUR	120,000,000
EUR/EUR	Floating	2006	2013	EUR	(120,000,000)	EUR	(120,000,000)
Total						EUR	4,832,914,905
Total Euro Debt						EUR	15,996,906,111
U.S. Dollar equivalent						USD	21,023,120,822

Note:—
(1)	In certain cases, this column refers to the dates of scheduled installment payments. Any such payments made prior to December 31, 2006 are reflected as the difference between the amounts in the columns titled ‘‘Original Amount Contracted’’ and ‘‘Principal Amount Outstanding.’’

		Year
Title	Interest rate (%)	Issue	Maturity(1)	Original amount contracted		Principal amount outstanding
3. Pound Sterling Debt
a. Bonds
GBP Bond	5.500	2004	2014	GBP	500,000,000	GBP	500,000,000
GBP Bond	5.000	2005	2017	GBP	500,000,000	GBP	500,000,000
GBP Bond	5.000	2006	2016	GBP	500,000,000	GBP	500,000,000
Total						GBP	1,500,000,000
b. Swap Arrangements
GBP/EUR	5.500	2004	2014	GBP	(500,000,000)	GBP	(500,000,000)
GBP/EUR	5.000	2005	2017	GBP	(330,000,000)	GBP	(330,000,000)
GBP/EUR	5.000	2005	2017	GBP	(170,000,000)	GBP	(170,000,000)
GBP/EUR	5.000	2006	2016	GBP	(330,000,000)	GBP	(330,000,000)
GBP/EUR	5.000	2006	2016	GBP	(170,000,000)	GBP	(170,000,000)
Total						GBP	1,500,000,000
Total Pound Sterling Debt						GBP	0
U.S. Dollar equivalent						USD	0

Note:—
(1)	In certain cases, this column refers to the dates of scheduled installment payments. Any such payments made prior to December 31, 2006 are reflected as the difference between the amounts in the columns titled ‘‘Original Amount Contracted’’ and ‘‘Principal Amount Outstanding.’’

		Year
Title	Interest rate (%)	Issue	Maturity(1)	Original amount contracted		Principal amount outstanding
4. Japanese Yen Debt
a. Bonds
JPY Bond	1.09	2004	2009	JPY	50,000,000,000	JPY	50,000,000,000
JPY Bond	0.62	2005	2010	JPY	30,000,000,000	JPY	30,000,000,000
JPY Bond	0.96	2005	2012	JPY	45,000,000,000	JPY	45,000,000,000
JPY Bond	1.67	2006	2013	JPY	50,000,000,000	JPY	50,000,000,000
Total						JPY	175,000,000,000
b. Swap Arrangements
JPY/EUR	1.09	2004	2009	JPY	50,000,000,000	JPY	(50,000,000,000)
JPY/EUR	0.62	2005	2010	JPY	30,000,000,000	JPY	(30,000,000,000)
JPY/EUR	0.96	2005	2012	JPY	45,000,000,000	JPY	(45,000,000,000)
JPY/EUR	1.67	2006	2013	JPY	50,000,000,000	JPY	(50,000,000,000)
Total						JPY	(175,000,000,000)
Total Japanese Yen Debt						JPY	0
U.S. Dollar equivalent						USD	0

Note:—

(1)	In certain cases, this column refers to the dates of scheduled installment payments. Any such payments made prior to December 31, 2006 are reflected as the difference between the amounts in the columns titled ‘‘Original Amount Contracted’’ and ‘‘Principal Amount Outstanding.’’

		Year
Title	Interest rate (%)	Issue	Maturity(1)	Original amount contracted		Principal amount outstanding
5. Swiss Franc Debt
a. Loans Assumed
EUROFIMA loans	Floating	2002	2002-08	CHF	46,000,000	CHF	74,440,000
Total						CHF	74,440,000
b. Swap Arrangements
CHF/EUR	4.00	2002	2007	CHF	(30,000,000)	CHF	(30,000,000)
CHF/EUR	Floating	2002	2008	CHF	(42,000,000)	CHF	(42,000,000)
CHF/EUR	3.38	2002	2008	CHF	(2,440,000)	CHF	(2,440,000)
Total Swiss Franc Debt						CHF	0
U.S. Dollar equivalent						USD	0

Note:—

(1)	In certain cases, this column refers to the dates of scheduled installment payments. Any such payments made prior to December 31, 2006 are reflected as the difference between the amounts in the columns titled ‘‘Original Amount Contracted’’ and ‘‘Principal Amount Outstanding.’’

REPUBLIC OF HUNGARY

Total External Funded Convertible Currency Debt	USD	21,023,413,222
TOTAL EXTERNAL CONVERTIBLE CURRENCY FUNDED DEBT OF THE BANK AND OF THE REPUBLIC(1)	USD	21,560,150,732

Internal Debt of the Republic
(As of December 31, 2006)

	As of December 31, 2006
		Year		Original Amount (HUF and USD millions) Contracted		Principal Amount (HUF and USD millions) Outstanding
Title	Interest rate (%)	Issue	Maturity
1.Loans
a.Taken over at the end of 2002	Floating	2002	2008	HUF	1,660.0	HUF	526.0
b.Taken over at the end of 2006	Floating	2006	2007	HUF	355,900.0	HUF	355,900.0
Total Loans						HUF	356,426.0
						USD	1,860.1
2. Hungarian Treasury Bonds for the purpose of:
a.1991-06 Central Budget	Fixed Floating	1991-2006	2007-23	HUF		HUF	7,215,894.7
b.Housing Loans	Floating	1992	2016	HUF	83,200.0	HUF	33,400.0
c.Purchase of net ruble receivables held by the Bank	8.4	1992	2002, 07 ,12	HUF	48,300.0	HUF	11,132.2
d.Loan Consolidation Program and Bank Consolidation Program	Floating	1993-96	2013-16	HUF	395,000.0	HUF	259,783.0
e.Securitization of non-interests-bearing debt outstanding to the Bank	Floating	1994-96	2004-26	HUF	417,110.0	HUF	135,140.0
f.Bonds given to the Hungarian Privatization and State Holding Company	Floating	1998, 2002	2006-10	HUF	60,148.6	HUF	9,871.2
g.Bonds given to the Postabank as a result of consolidation	Floating, Fixed	1998	1999-08	HUF	129,022.3	HUF	79,022.3
h.Bonds given to the Hungarian Development Bank Ltd.	Fixed	2002	2003-11	HUF	138,537.7	HUF	28,279.8
Total Hungarian Treasury Bonds						HUF	7,772,523.2
						USD	40,562.2
3.Hungarian Treasury Bills:
a.Fixed interest rate	4.5-9	2005-6	2007-8			HUF	667,434.4
b.Discount	—	2006	2007			HUF	1,755,916.6
Total Hungarian Treasury Bills						HUF	2,423,351.0
						USD	12,646.6
TOTAL REPUBLIC INTERNAL DEBT						HUF	10,552,300.2
U.S. Dollar equivalent(2)						USD	55,068.9

Sources: NBH and GDMA Pte Ltd.
Notes:—
(1)	All totals calculated on the basis of exchange rates as of December 29, 2006.
(2)	All totals calculated on the basis of exchange rates as of December 29, 2006. The exchange rate was 191.62 HUF/USD as of December 29, 2006.

Guarantees Provided by the Republic
(As of December 31, 2006)

Title	Principal Amount Outstanding (millions)
Republic Guaranteed Debt in Foreign Currency (expressed in USD equivalents)(1)
Loans raised from international financial institutions	USD	505.81
Guarantees for various purposes	USD	544.56
Guarantees based on law	USD	4,135.16
Total Guarantees in Foreign Currency	USD	5,185.53
Republic Guaranteed Debt in HUF
Guarantees for various purposes	HUF	335,176.89
Guarantees based on law	HUF	940,684.26
Total Guarantees in HUF	HUF	1,275,861.15
USD Equivalent(1)	USD	6,658.29
TOTAL REPUBLIC FOREIGN CURRENCY AND HUF GUARANTEES	USD	11,843.82

Source: GDMA Pte Ltd.
Note:—
(1)	Calculated on the basis of exchange rates as of December 29, 2006.